                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                           For the Month of April 2003
                                  Annual Report
                                  ------------

                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                  (Translation of registrant's name in English)

              1510 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6 (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant  files or will file annual reports
under cover Form 20-F or Form 40-F:                    Form 20-F      40-F  X
                                                                -----     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:                                                  Yes:            No:  X
                                                            -----         -----

                              ID BIOMEDICAL 2002 ANNUAL REPORT


[BEAKER DRIP GRAPHIC]


                              WHAT DOES
                              VACCINE
                              INNOVATION DEMAND?

-- > IT DEMANDS A COMPANY WITH
     NEED. A RESPECTED RECORD OF
     AND A CLEAR PATH TO MARKET.


     05.  Vaccine Innovation

     12.  Glossary of Terms

     13.  Management's Discussion & Analysis

     19.  Financial Review

     49.  Corporate Information

                                                          LETTER TO SHAREHOLDERS

ID Biomedical is a North American biotechnology company focused on the development of proprietary subunit vaccines including those based on its Proteosome(TM) intranasal adjuvant and delivery technology. The Company's lead products in development are an intranasal subunit vaccine against influenza, trademarked FluINsure(TM), and a subunit vaccine against the diseases caused by group A streptococcus, trademarked StreptAvax(TM).

The Company also has pre-clinical research programs targeted toward the possible development of an allergy vaccine, a vaccine against Respiratory Synsictial Virus (RSV) and vaccines against biological warfare agents. All of the Company's pre-clinical research programs are based upon the proprietary Proteosome technology, a potential platform for the intranasal delivery of subunit vaccine antigens.


THE RIGHT VISION TO ADDRESS A GLOBAL.
DELIVERING ON OBJECTIVES.
ID BIOMEDICAL IS THAT COMPANY.


TO OUR SHAREHOLDERS: The year 2002 was extremely important for ID Biomedical Corporation. During the past year, your Company successfully completed Phase I human testing of our lead products, the subunit intranasal FluINsure(TM) vaccine and the subunit StreptAvax(TM) vaccine. Positive results from these seminal studies allowed the Company to move both our FluINsure and StreptAvax vaccines into Phase II human testing. There are not many biotechnology companies the size of ID Biomedical that have progressed from Phase I to Phase II with two products in a single year. This is a testimony to our dedicated and talented workforce. Our employees, numbering 113 as of today, are focused on meeting important milestones and excited by the progress we have made thus far.

THE MILESTONES FROM 2002 THAT DEMONSTRATE OUR CLINICAL DEVELOPMENT ACHIEVEMENTS
INCLUDE:

-- > March, we released positive results from our Phase I Clinical Trial of the StreptAvax vaccine.

-- > April, we released positive results from our Phase I Clinical Trial of the FluINsure vaccine.

-- > June, we began enrollment in the Phase II Clinical Trial of our FluINsure vaccine.

-- > June, we began enrollment in our Phase II Clinical Trial of the StreptAvax vaccine.

-- > December, we released positive results from our Phase II Clinical Trial of the FluINsure vaccine.

-- > December, we began a Phase II Challenge Trial of the FluINsure vaccine.


                                                                            -- >


                                                                             01.

ID BIOMEDICAL 2002 ANNUAL REPORT

MILESTONES:

January '02:   Pilot GMP vaccine manufacturing facility completed

March '02:     Positive results from Phase I StreptAvax(TM) vaccine Clinical
               Trial, Phase II human testing application submitted

April '02:     Positive results from Phase I FluINsure(TM) vaccine Clinical
               Trial, Phase II human testing application submitted


FLUINSURE(TM) VACCINE

In December of 2001, ID Biomedical announced the initiation of a Phase I Clinical Trial of the FluINsure(TM) vaccine, our trivalent, intranasally delivered subunit (i.e. non-live) influenza vaccine. In April 2002, we reported preliminary results from this study, which showed that the FluINsure vaccine was safe and stimulated a broad systemic immune response. Subsequently, we were able to report that the FluINsure vaccine stimulated a broad mucosal immune response as well. These results provided the basis for advancing to a Phase II Clinical Trial of our FluINsure vaccine. In May, we initiated this trial and in the fourth quarter reported results that confirmed our previous positive findings.

Late in the fourth quarter 2002, the FluINsure vaccine entered its first efficacy study, a challenge study where human volunteers who had been intranasally vaccinated with our FluINsure vaccine were then challenged with live influenza virus. In the first quarter of 2003, ID Biomedical reported that our FluINsure vaccine protected against influenza illnesses.

These results put the Company on track to begin a large-scale field efficacy study in the 2003 flu season. In preparation for this study, the Company will complete two small clinical trials over the second and third quarter.


STREPTAVAX(TM) VACCINE

In the second quarter of 2002, ID Biomedical announced results from a Phase I Clinical Trial of our StreptAvax(TM) vaccine, which is being developed for preschool-aged children and is designed to protect against the majority of disease caused by group A streptococcus (such as "strep throat", rheumatic fever, "flesh-eating disease", etc.). The Phase I results showed the vaccine to be safe and well tolerated. Additionally, human volunteers developed a broad and strong immune response to the 26 strains of group A streptococcus targeted by the vaccine. Later in the second quarter, the Company progressed to a Phase II Clinical Trial in healthy adult volunteers. The Phase II study in adults is expected to be completed by the end of 2003. Once results for this study are completed, the Company will seek permission to begin testing the StreptAvax vaccine in preschool-aged children. With positive results from the adult studies, we expect to receive approval to begin the pediatric trial in the first quarter of 2004. As far as we are aware, the StreptAvax vaccine continues to be the only group A streptococcal vaccine that has been allowed into human testing by regulatory authorities anywhere in the world.


BUSINESS STRATEGY

ID Biomedical is focused on the clinical development of proprietary vaccine products, such as FluINsure and StreptAvax, because we believe they address large markets and can achieve premium pricing. In terms of creating value for our shareholders in 2003 and beyond, moving these products through the various stages of clinical testing is the major value driver for the Company. By advancing our products in clinical development, these vaccines should increase in value to potential manufacturing and distribution partners.

In particular, the advancement of the FluINsure vaccine into Phase II and the subsequent positive data from our Phase II Challenge Trial put us in a strong position. As our shareholders are aware, our strategy had been to advance the vaccine into a challenge trial to prove that the FluINsure vaccine can protect


02.

                                                          LETTER TO SHAREHOLDERS

April '02:     StreptAvax(TM) vaccine Phase II human testing application
               approved

May '02:       FluINsure(TM) vaccine Phase II human testing application approved

July '02:      Reported strong Nasal Immune Responses in FluINsure(TM) vaccine
               Phase I Clinical Trial

October '02:   Proteosome-based vaccine protects mice against lethal challenge of Plague bacteria


against influenza disease. This has been successfully accomplished. In 2003, we intend to complete one or more partnerships relating to this asset. In this regard, our strategy will focus on obtaining as much of the end-user product sales revenues as possible. Although we will certainly seek partners that will contribute to our shorter term financial objectives, given the large potential market for the FluINsure vaccine, our primary objective will be to obtain a fair percentage of long-term revenues for our shareholders.


PLATFORM TECHNOLOGIES

Other important assets of the Company are our proprietary platform technologies for the manufacture and delivery of our subunit vaccine products. During the past year, we have made progress with our platform for the delivery of intranasal vaccines, the Proteosome(TM) technology, as well as our manufacturing technology for the high yield production of protein antigens, ID CX5.


PROTEOSOME(TM) TECHNOLOGY

The Proteosome(TM) technology is an intranasal adjuvant/delivery technology for subunit vaccine products. The proof of concept for this technology comes from the ongoing clinical trials of our FluINsure vaccine. This platform technology offers advantages because it has been shown to stimulate both mucosal and systemic immunity.

In November 2001, ID Biomedical entered into a collaboration with the United States Department of Defense (DOD) to use the Proteosome technology to develop an intranasal vaccine against pneumonic plague, a potential bioterrorist threat. During the year, we delivered a Proteosome-based plague vaccine to the DOD. Testing of the intranasal vaccine by the DOD proved that mice immunized with our Proteosome-based plague vaccine were fully protected from a challenge with a lethal dose of aerosolized virulent plague bacteria. These results further validate the potential for the Proteosome technology to deliver a wide variety of subunit vaccine products intranasally. The Company is performing preclinical work on a variety of Proteosome-based vaccines against different viruses and bacteria, including biological warfare agents and allergy. In allergy, the Proteosome technology shifts the immune response from an allergic type antibody response to a cellular immune response. This change in immune response is expected to eliminate or reduce allergic symptoms associated with different allergens. The Proteosome technology offers tremendous potential to add value to our Company and developments in 2002 demonstrate this potential.


ID CX5(TM) PRODUCTION TECHNOLOGY

This proprietary production technology was developed as a manufacturing method for protein antigens, the active ingredient of our subunit vaccine programs. ID CX5 was developed originally in connection with our StreptAvax vaccine program. We developed a scaleable production method for the four proteins that make up the active ingredient of the StreptAvax vaccine. This platform was important to develop as we move forward to late stage clinical trials and commercialization, where the manufacture of these proteins in large quantities and at high purity levels is necessary. Proteins produced from ID CX5 were successfully introduced into the ongoing Phase II Clinical Trial of the StreptAvax vaccine. We have subsequently transferred the ID CX5 technology to the high yield production of other recombinant


                                                                             03.

ID BIOMEDICAL 2002 ANNUAL REPORT

December '02:  Challenge trial of the FluINsure(TM) vaccine began

               Positive results from Phase II testing of FluINsure(TM) vaccine

January '03:   Contract from Dynport Vaccine Company to provide a subunit plague vaccine

February '03:  Positive results from FluINsure(TM) vaccine challenge study in humans


proteins, including the pilot scale manufacturing of the plague protein antigen, the active ingredient of the Proteosome-based plague vaccine. The high yield production of the plague protein was a key competitive advantage in the Company's successful bid to become the Good Manufacturing Practices supplier of the plague protein antigen component of an injectable plague vaccine being developed by Dynport Vaccine Company (DVC) for the DOD. We believe that ID CX5 can be used for the production of a number of different protein antigens.


FINANCE

The Company has been able to accomplish its clinical development goals and advance our platform technologies while still maintaining a strong cash position. At the end of December 2002, the Company had cash and short term investments of $23.8 million versus $33.7 million at December 31, 2001.

The Company's sound financial position is a result of the continuation of our successful strategy of licensing our genomics patent portfolio, and receiving contracts and grants from third parties. In the first quarter of 2002, the Company generated approximately $8 million from Takara Biomedical related to our genomics platform, Cycling Probe(TM) Technology. The Company also received $2 million from Technology Partnership Canada during the year. In the first quarter of 2003, we began receiving payments from DVC, a contract from which we expect to invoice U.S. $4 million in 2003.

An example of the Company's financial management can be seen from the fact that we have not completed a public share financing since early 2000. With the passing of the last three years and the significant investments we have made in personnel, facilities and equipment to support clinical development, we still have more cash on hand now than we did at the conclusion of that Q1 2000 financing.


SUMMARY

In summary, the year 2002 has been another highly successful year as we advanced our products from Phase I to Phase II clinical testing. We continued to exploit our proprietary technology platforms, Proteosome proteins and Cycling Probe Technology. We also developed a new production methodology, ID CX5, for the manufacturing of the active component of our subunit vaccines.

In conclusion, we would like to thank our shareholders, employees, directors and our many partners for their continued support. We were able to make tremendous progress in 2002 and, as a result, the Company has grown considerably. The successful development of FluINsure and StreptAvax offer the potential for significant long term financial rewards for ID Biomedical shareholders. It is our mission to deliver on the potential offered by these innovative vaccine products.


[TODD R. PATRICK SIGNATURE]

TODD R. PATRICK
President & COO
May 10, 2003


[ANTHONY F. HOLLER SIGNATURE]

ANTHONY F. HOLLER MD
Chief Executive Officer
May 10, 2003


[DR. RICHARD BASTIANI SIGNATURE]

DR. RICHARD BASTIANI
Chairman
May 10, 2003


04.

-- > STREPTAVAX(TM)        -- > FLUINSURE(TM)        -- > PLATFORM TECHNOLOGIES


[LABELLED BEAKERS GRAPHIC]


     WE'RE DELIVERING
     VACCINE INNOVATION


                                                                             05.

WE'RE DELIVERING VACCINE INNOVATION


-- > OUR GROUP A STREPTOCOCCAL (GrAS) VACCINE CLINICAL TRIALS
     ARE THE FIRST IN OVER 25 YEARS.



STREPTAVAX(TM)

GrAS causes a variety of human diseases and conditions ranging from strep throat, impetigo (a skin infection), necrotizing fasciitis ("flesh eating disease"), toxic shock syndrome, pyoderma (boils and abscesses), scarlet fever, pneumonia and acute rheumatic fever, and is a major public health problem worldwide. Humans are the only known reservoir of infection for GrAS bacteria. Typically, transmission occurs via aerosol droplets, but infection also can occur through wounds, small skin breaks, operative procedures, or orally. All of these routes can lead to invasive diseases which spread rapidly through the body, causing a significant chance of death. ID Biomedical believes it is the only company allowed to proceed in clinical trials for any group A streptococcal vaccine in over 25 years. Ours is currently the only active clinical trial with a GrAS vaccine candidate in the world.


Streptococcal pharyngitis can develop at any age, but children are most susceptible to pharyngeal infections, which can cause a variety of human diseases ranging from strep throat to acute rheumatic fever. GrAS infection that leads to rheumatic heart disease is still the world's leading cause of heart disease in children. In India alone, an estimated six million school-age children suffer from this affliction.

[YOUNG GIRL PHOTO]

================================================================================
CLINICAL TRIALS:

PHASE I/II CLINICAL TRIAL OF STREPTAVAX(TM) 26 VALENT VACCINE PHASE I:
COMPLETED
--------------------------------------------------------------------------------
STUDIES:

This study focused on the safety and immunogenicity of the StreptAvax vaccine in 30 healthy adult volunteers.

RESULTS:

-- > Safe and well tolerated. The vaccine met all safety endpoints of the study.

-- > Stimulated a broad immune response. Significant increases in serum antibody levels to all 26 serotypes represented in the multivalent vaccine. On average, each study subject had significantly elevated levels of antibodies against a median of 94% of the strains targeted by the vaccine.

-- > Epidemiology studies suggest the 26 serotypes covered in the vaccine are responsible for 85% of all pharyngitis and over 90% of all invasive disease currently found in North America.
================================================================================

06.

ID Biomedical's StreptAvax(TM) vaccine, is a multivalent subunit vaccine against group A streptococcus. A prototype formulation of this vaccine was successfully tested in human clinical trials in the United States in collaboration with the United States National Institutes of Health. A more advanced formulation is currently being tested in Phase II human clinical trials with Dalhousie University.


ADVANTAGES:

The Company believes there are several possible advantages to subunit vaccine technology, such as that used to create the StreptAvax vaccine, compared to vaccines made from whole organisms:


IMPROVED IMMUNE PROTECTION:
-- > subunit vaccines selectively boost immune responses to the molecules most relevant to protective immunity, which may induce a higher level of immune protection than a vaccine based on a whole altered organism;


REDUCED TOXICITY:
-- > subunit vaccines contain only one or a few molecules or molecular fragments, which cause them to likely be less toxic than a whole bacterial vaccine that contains thousands of different molecular species;


EFFECTIVE QUALITY CONTROL:
-- > subunit vaccines can be closely monitored for quality due to the homogenous nature of the subunit or fragment;


SAFETY:
-- > subunit vaccines do not cause the disease to spread to other parts of the body in people with compromised immune systems.

10
million estimated cases of noninvasive GrAS infections (primarily "strep throat") occur annually in North America

11
thousand cases of invasive GrAS infections occured in North America in 2001

50
percent of cases of streptococcal toxic shock syndrome are fatal. Necrotizing fasciitis is fatal in about 20% of cases


================================================================================
PHASE II: ONGOING
--------------------------------------------------------------------------------
STUDIES:

These studies are initially focused on the safety and immunogenicity of the Strept-Avax vaccine in 70 healthy adult volunteers, and will also include subjects who will receive, in a randomized and blinded manner, a licensed vaccine (hepatitis A vaccine) so that the safety profile of the StreptAvax vaccine can be compared to a widely-used product. With positive results in adults, the Phase II studies are expected to move to testing the safety and immunogenicity of the StreptAvax vaccine in children, the target age group for which this vaccine is being developed.
================================================================================


                                                                             07.

WE'RE DELIVERING VACCINE INNOVATION

-- > OUR NON-LIVE, INTRANASALLY DELIVERED FLU VACCINE HAS
     NUMEROUS ADVANTAGES.


FLUINSURE(TM)

Anyone can get the flu and serious problems from flu can happen at any age. Pneumonia, bronchitis, and sinus and ear infections are three examples of complications from flu. The risk of complications, hospitalizations and death is higher among the elderly, young children, and those with underlying medical conditions. Vaccination is the most effective way of reducing the high morbidity and mortality rates as well as diminishing the enormous social and economic impact of influenza. Although licensed injectable influenza vaccines are available, the level of vaccination compliance, especially in the high-risk groups such as infants and the elderly, is often low. In addition, despite being at least 70% effective in inducing immune responses that prevent influenza illness in healthy adults, the current injectable influenza vaccines are significantly less immunogenic as a single dose in infants, and in the geriatric population.

Most deaths from flu occur in persons aged 65 and older, but there is a significant disease burden in infants and pre-school children - who also serve as major disseminators of the virus. In the U.S., the recommended age for vaccination was recently lowered from 65 to 50 years of age. In addition, recommended vaccination of healthy children to prevent illness and the spreading of the virus is being considered.

[OLD MAN PHOTO]


================================================================================
CLINICAL TRIALS:

TRIVALENT PROGRAM:

PHASE I STUDY:
--------------------------------------------------------------------------------
A 78 subject, Phase I Clinical Trial of the trivalent FluINsure vaccine, which included a randomly assigned and double-blinded placebo control group, has been completed.

RESULTS:

-- > FluINsure vaccine was well tolerated and safe.

-- > FluINsure vaccine induced significant serum HAI antibodies for all three virus strains included in the vaccine. Significant mucosal immune responses to all three viruses were detected in nasal wash fluids from all vaccine treatment groups, but not in the placebo group.

-- > Immune responses persisted at elevated levels for at least 140 days; a long enough period to cover a typical flu season.

--------------------------------------------------------------------------------
PHASE II:
--------------------------------------------------------------------------------
Two Phase II safety and immunogenicity trials have been completed, totaling 100 subjects. These trials, which were conducted to gather additional information on vaccine doses are likely to be widely evaluated in challenge or field studies. The results of these studies essentially confirmed the Phase I findings regarding both safety and immunogenicity.
================================================================================


08.

ID Biomedical's FluINsure(TM) vaccine, an intranasally delivered subunit influenza ("flu") vaccine, is currently under development in human clinical trials. It has successfully completed a Phase I Clinical Trial in the United States, a Phase II Challenge Trial in the United Kingdom and a Phase II Clinical Trial in Canada.


ADVANTAGES:

The FluINsure vaccine is based on the Company's Proteosome protein technology. ID Biomedical believes there are several potential benefits of Proteosome-based vaccines, including:


EASE OF USE:
-- > ease of administration - a needle-free vaccine delivery system by nasal spray for increased immunization compliance in all age groups;

BROADER REACH:
-- > a potentially enhanced immune response by generating antibodies both systemically in the blood stream, as well as the mucosal surfaces;

FEWER SIDE-EFFECTS:
-- > a well-tolerated mode of vaccination with few safety issues since the FluINsure vaccine is a non-living, subunit proteinbased nasal vaccine that, unlike live influenza vaccine approaches, is non-infectious and cannot be transmitted from person-to-person or have unwanted interactions with wild-type viruses;

EASY TO STORE AND SHIP:
-- > Proteosome proteins provide stability at refrigerated temperatures, with the potential for room temperature storage.

57
percent of all hospitalizations due to influenza are for persons aged > 65 years

93
million estimated doses of influenza vaccine were sold in the North American market during the 2002-2003 influenza season

36
thousand people die from influenza related complications each year in the United States


================================================================================
PHASE II CHALLENGE STUDY:
--------------------------------------------------------------------------------
RESULTS:

-- > Randomized, blinded, and placebo-controlled study, carried out in the United Kingdom, 75 adult subjects were immunized with placebo or one or two doses of the FluINsure vaccine and then, a month following the last dose, challenged with a live human influenza virus.

-- > FluINsure vaccine was safe and well-tolerated, as previous studies have shown.

-- > Recipients of two doses of the FluINsure vaccine showed statistically significant protection against all symptoms of flu illness measured in the study. This level of protection was similar to that shown by other products that have proved effective in the field.

-- > One dose of the FluINsure vaccine was less protective and did not show statistical significance in the primary analysis, but showed strong and consistent reduction in a variety of secondary endpoints indicative of illness severity.

-- > Analysis of immune response data and vaccine impact on virus shedding is ongoing.
================================================================================


                                                                             09.

WE'RE DELIVERING VACCINE INNOVATION

-- > WE HAVE DEVELOPED PLATFORM TECHNOLOGIES THAT PAVE THE
     WAY FOR VACCINE INNOVATION AND GENERATE REVENUES.


PLATFORM TECHNOLOGIES

PROTEOSOME(TM) TECHNOLOGY

The Company's proprietary Proteosome(TM) subunit vaccine platform technology potentially serves as both a vaccine adjuvant (stimulant of immune responses) and mucosal delivery system that may enhance a vaccine's effectiveness and/or ease of use. Proteosome particles are purified from bacterial outer membranes of Neisseria meningitidis and then combined with selected antigens (portions of target microorganisms important in developing an immune response in the body) to create Proteosome vaccines. When administered to the nasal mucosa via nasal spray, Proteosome vaccines have been shown in animal studies and in Phase I and Phase II human clinical trials to have the potential to stimulate a potentially more comprehensive immunity profile (eliciting potentially both serum and mucosal antibodies) than traditional injectable vaccines that stimulate only serum antibodies.

Potential advantages of intranasal vaccines based on the Proteosome technology include: NEEDLE-FREE ADMINISTRATION - which could lead to increased compliance and, in the future, the potential for self-administration; SAFETY - Protesome particles are designed to work with subunit (proteins or peptides) that reduce safety concerns that are related to live vaccines; and STABILITY - Proteosome vaccines exhibit improved storage temperature profiles compared to the same antigens when not complexed with Proteosome particles.


================================================================================
ID BIOMEDICAL TECHNOLOGY PIPELINE:
--------------------------------------------------------------------------------

[ID BIOMEDICAL TECHNOLOGY PIPELINE CHART]

================================================================================


10.

ID CX5(TM)

The Company has developed a recombinant protein expression system referred to as ID CX5(TM) for the high yield production of subunit antigens, the active ingredient in non-live, purified vaccines. The Company believes this system has certain advantages over other protein expression technologies in terms of protein folding and production yields. This technology has thus far been used by the Company in the production of the StreptAvax vaccine and the recombinant plague antigen. The Company has filed U.S. and international patent applications with claims covering important aspects of ID CX5.


CYCLINGPROBE(TM) TECHNOLOGY

Our genomics and diagnostic business segment is based on Cycling Probe(TM) Technology (CPT), which is a proprietary method of signal amplification of a nucleic acid target. The catalytic reaction to detect the nucleic acid target is generally completed in less than 90 minutes. The CPT system is comprised of three elements: (1) the target nucleic acid, (2) an enzyme, and (3) a proprietary nucleic acid probe which is specific to the target. The Company has a strong, broad patent position protecting CPT and has successfully licensed this technology and patent portfolio to other companies. Since 2000, the Company has received over U.S. $21 million from its CPT licensing activities. Strategically, the Company has invested the cash flow obtained from CPT licensing and applied it toward the clinical development of its subunit vaccine business.


================================================================================

[ID BIOMEDICAL TECHNOLOGY PIPELINE CHART CONTINUED]

================================================================================


                                                                             11.

================================================================================
-- > GLOSSARY OF TERMS

ADJUVANT
-- > A substance or drug added to a vaccine to increase the immune response as well as the therapeutic or prophylactic benefit of the vaccine.

ANTIBODY
-- > A type of protein produced by the immune system and released in response to exposure to a foreign substance (antigen). Antibodies bind tightly to such foreign substances and help eliminate them from the body.

ANTIGEN
-- > A substance (e.g. a virus or bacterium) that causes an immune system response.

CATALYTIC REACTION
-- > A chemical reaction that is sped up or slowed down by adding a substance
     (catalyst) which itself is not changed.

CLINICAL TRIALS
-- > Studies where human subjects are used to assess the immunogenicity, safety and effectiveness of a new vaccine.

DELIVERY SYSTEM
-- > A modification to the physical form, enclosure, or attachment to a carrier substance of a drug or vaccine that is intended to improve the delivery or function of the drug or vaccine in the body.

GENOMICS
-- > the branch of genetics that studies organisms in terms of their genomes
     (their full DNA sequences).

IMMUNOGENICITY TRIALS
-- > Experiments that study the capacity of a vaccine to stimulate an immune response.

INVASIVE
-- > involving puncture or incision of the skin or insertion of an instrument into the body.

MUCOSAL IMMUNE RESPONSE
-- > An immune response that stops invading organisms at the mucosal surface, before they can reach the internal organs.

NUCLEIC ACID
-- > A large molecule composed of nucleotide subunits.

PATHOGEN
-- > A specific causative agent (such as a bacterium or virus) of disease.

PEPTIDE
-- > Any of a class of molecules that hydrolyze into amino acids and form the basic building blocks of proteins.

PROTEOSOME
-- > Microparticles of specific purified bacterial membrane proteins that serve as both a delivery system and adjuvant for vaccines.

PROTEIN
-- > A macromolecule comprising a specific sequence of amino acids which, when folded in its natural shape, has a unique biological activity.

RECOMBINANT
-- > A cell or an individual with a new combination of genes not found together in either parent, usually applied to linked genes.

SERUM
-- > The liquid portion of blood left over after all of the cells have been removed.

SUBUNIT VACCINE
-- > A vaccine composed of a purified antigenic determinant that is separated from the disease-causing organism.
================================================================================


12.

MANAGEMENT'S DISCUSSION & ANALYSIS


All amounts following are expressed in Canadian dollars unless otherwise indicated

OVERVIEW

ID Biomedical Corporation (`the Company') is a North American biotechnology company focused on the development of proprietary subunit vaccines including those based on its Proteosome(TM) protein intranasal adjuvant/delivery technology. In addition, the Company owns and licenses rights to its proprietary genomics analysis system, Cycling Probe(TM) Technology (CPT).

The Company is developing subunit vaccines for the prevention of a number of different diseases. Subunit vaccines differ from traditional vaccines in that they consist of proteins or other components of the organism rather than the whole, live organism. The Company's product candidates in clinical development are:

     StreptAvax(TM) vaccine, a multivalent subunit vaccine against group A streptococcus. A prototype formulation of this vaccine has been tested in human clinical trials in the United States in collaboration with the University of Tennessee and the United States National Institutes of Health, and a more advanced formulation is currently being tested in human clinical trials with Dalhousie University in Canada; and

     FluINsure(TM) vaccine, an intranasally delivered subunit influenza vaccine, which has been tested in a Phase I Clinical Trial at the University of Rochester, two Phase II Clinical Trials in Canada, as well as a Phase II challenge trial in the United Kingdom.

The Company also has pre-clinical research programs that include the possible development of an allergy vaccine, a vaccine against Respiratory Syncitial Virus
(RSV) and vaccines against biological warfare agents. All of the Company's pre-clinical research programs are based on a potential platform vaccine technology for the intranasal delivery of vaccine antigens. This proprietary platform is trademarked Proteosome(TM) technology.

Using CPT, the Company has developed two rapid tests that identify antibiotic-resistant bacteria from culture under the trademark Velogene(TM). The Company believes that CPT has cost, time and ease of use advantages over some comparable gene detection systems currently on the market, but requires additional development to increase the sensitivity of the technology to be more widely used. Each of the Company's products has been cleared for sale in the U.S. by the Food and Drug Administration. In addition to developing these tests, the Company is licensing CPT and its patents in signal amplification to other parties in the genomics and diagnostic industry for further product and technology development. Currently, the Company has licensing arrangements in place with Applied Biosystems, Mitsubishi Chemical Corporation, Georgia Tech Research Corporation, Apogent Inc., and Takara Biomedical Group.


CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation of amounts presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") is described in Note 22 to our consolidated financial statements for the year ended December 31, 2002. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates and assumptions are made. Actual results could differ from our estimates. Areas of significant estimates include valuation and amortization of medical technology and recognition of deferred revenue.

The significant accounting polices that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

     o Revenue recognition
     o Medical technology


                                                                             13.

ID BIOMEDICAL 2002 ANNUAL REPORT

REVENUE RECOGNITION

Our revenue to date has primarily been derived from license fees which are comprised of initial fees and milestone payments from our CPT licensing arrangements. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when the Company has no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require ongoing involvement or licensing are deferred and amortized into income over the estimated period of our ongoing involvement or licensing. If we determine that a company used our technology prior to signing a license, then a portion of the initial fee may be recognized upon signing the agreement to account for such prior use. Changes in our contractual arrangements or the nature or extent of our ongoing involvement on existing contracts in the future may impact the extent and timing of our revenue recognition.


MEDICAL TECHNOLOGY

The Company capitalizes the cost of acquiring medical technology.
Costs are amortized over the estimated useful life of the technology once use of the related product commences or once the Company enters into a licensing agreement with respect to the technology. We determine the estimated useful lives for medical technology based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. We review the carrying value of our intangible assets on an annual basis to determine if there has been a change in any of these factors. A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.


CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This section requires that all stock-based payments made to non-employees be accounted for using the fair value based method. Section 3870 encourages the use of the fair value based method for all employee stock-based compensation plans, but only requires the use of this method for direct awards of stock, awards that call for settlement in cash or other assets, and stock appreciation rights. The Company has elected to account for stock options issued to employees and directors by the settlement method, which results in no compensation expense to the Company, and to disclose the pro forma effects on net earnings (loss) and net earnings (loss) per share as if the fair value based method of accounting had been used. Amounts received from employees on the exercise of stock options are recorded as share capital. The Company has disclosed the pro forma effect of accounting for these stock options under the fair value based method in note 2(p). The Company has no employee rewards outstanding for which the applications of the fair value method are required. (See also Note 15 to the consolidated financial statements for the year ended December 31, 2002).

Effective January 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Under this section, goodwill and other intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Intangible assets with finite useful lives are amortized over their estimated useful life. The impairment test for goodwill is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is not considered necessary. In the second step, which would be carried out if the carrying amount of a reporting unit exceeds its fair value, the implied fair value of the reporting unit's goodwill is compared to its carrying amount to measure the amount of the impairment loss. The implied fair value of the reporting unit's goodwill is determined by calculating the residual amount of the fair value of a reporting unit after allocating the fair value to all assets of the reporting unit, less liabilities. When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations before extraordinary items and discontinued operations. As of January 1, 2002, the Company had unamortized goodwill in the amount


14.

                                              MANAGEMENT'S DISCUSSION & ANALYSIS
of $771,314 which is no longer being amortized. In accordance with Section 3062, this change in accounting policy is applied prospectively and amounts presented for prior periods are not restated. Adjusted net earnings (loss), is presented in Note 3 to the consolidated financial statements for the year ended December 31, 2002, and reflects net earnings (loss) of historical periods, adjusted to exclude amortization expense related to goodwill. (See Note 3 to the consolidated financial statements for the year ended December 31, 2002).


RESULTS FROM OPERATIONS

The Company recorded a net loss of $14.5 million ($0.46 per share) for the year ended December 31, 2002 compared to net loss of $14.7 million ($0.51 per share) for the year ended December 31, 2001. Contributing to the 2002 net loss is a $3.8 million write-down of the Company's investment in Third Wave Technologies, Inc., based on the fair value of the shares at December 31, 2002. Excluding this expense, the Company would have recorded a net loss of $10.7 million, or ($0.34) per share, for the year ended December 31, 2002.


REVENUES

For the year ended December 31, 2002, the Company's licensing revenues amounted to $10.9 million compared to $2.5 million in 2001. The increase in revenue over the comparable period is attributable to genomic licensing revenues, which increased as a result of the Company's agreement with Takara Biomedical Group ("Takara") in January 2002. Amortization of deferred licensing revenue in the amount of $2.6 million was recognized for the year ended December 31, 2002, versus $2.5 million for the year ended December 31, 2001. Based on the Company's current licensing agreements, amortization of deferred revenue is expected to continue at the present amount through 2006. The amortization of deferred revenue does not result in additional cash to the Company.

We expect to receive licensing fees and milestone payments in the future from existing and new partnership arrangements. The extent and timing of such additional licensing fees and milestone payments, if any, will be dependent upon the overall structure of current and any future agreements and development progress of licensed technology, including the achievement of development milestones by our partners.


EXPENDITURES

RESEARCH AND DEVELOPMENT

Research and development expenditures consists primarily of costs associated with subunit vaccines and gene-based testing (CPT) and accordingly, we track expenditures by these two segments.

For the years ending December 31, 2002, 2001, and 2000 approximately 93%, 79%, and 64% of our net research and development expenditures were spent on subunit vaccines and 7%, 21%, 36%, respectively were spent on gene-based testing programs.

Research and development costs are reported net of grants received by Technology Partnership of Canada and investment tax credits. Grants and tax credits totaled $2.8 million for the year ended December 31, 2002 as compared to $1.3 million for the ended December 31, 2001.

Net research and development expenses increased 75% to $12.4 million for the year ended December 31, 2002. This increase is largely due to operations of ID Biomedical Corporation of Quebec ("IDBQ"), which are consolidated into the results of the Company since May 15, 2001. Research and development expenses have also been impacted by the activities associated with advancing the Company's vaccine products in clinical development. Expenses associated with contract services, laboratory supplies, travel and salary all increased in support of clinical trials and the Company's new pilot vaccine manufacturing plant.


                                                                             15.

ID BIOMEDICAL 2002 ANNUAL REPORT

We expect to continue to incur substantial research and development expenses in the future associated with the continued advancement of the Company's vaccine products FluINsure(TM) and StreptAvax(TM).


GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased 17% to $4.8 million for the year ended December 31, 2002. This increase reflects the operations of IDBQ consolidated into the results of the Company since May 15, 2001.

For 2003, a moderate increase in general and administrative expenses is expected as activities increase in support of our continued advancement of the Company's vaccine products and business development activities.


DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense relates to equipment, patent and trademark rights, and medical technology. For the year ended December 31, 2002 depreciation and amortization expense increased 29% to $4.0 million. This increase reflects the amortization of the medical technology asset recognized on the purchase of IDBQ and the depreciation and amortization of the IDBQ assets that were acquired, all of which were consolidated into the Company's results as of May 15, 2001. The cessation of amortization of goodwill in 2002 did not have a material impact.

We believe that depreciation and amortization expense will increase moderately in 2003 due to capital asset additions to support clinical trial programs.


INVESTMENT AND OTHER INCOME

Investment and other income of $0.6 million for the year ended December 31, 2002 decreased by $1.6 million compared to the year ending December 31, 2001. This decrease is a result of declining interest rates on short term investments, decreases in short term investments, contract revenue (classified as other income) received in 2001 that did not occur in 2002, and a foreign exchange loss of $0.2 million for the year ended December 31, 2002 as compared to a $0.2 million gain for the year ended December 31, 2001, due to the strengthening of the Canadian dollar versus the US dollar.

The Company expects investment and other income will continue to fluctuate in relation to cash balances, interest rates, foreign exchange rates, and contract revenue.


INTEREST EXPENSES

Interest expense increased 14% to $0.2 million for the year ended December 31, 2002. Interest expense increased as a result of debt that was inherited from IDBQ and the addition of a note payable arising from the Company's increased ownership of ID Biomedical Corporation of Washington in November 2001.


INCOME TAXES

The Company recorded income taxes of $0.8 million for the year ended December 31, 2002 as compared to $0 for the year ended December 31, 2001. This amount represents foreign withholding taxes recorded on licensing revenues from Takara. The Company will receive a foreign tax credit, equal to this amount, to be used against future taxable income.


LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its technology acquisitions, research and development activities and capital expenditures from private and public equity financing and leasing transactions. The Company has also received proceeds from the licensing of its Cycling Probe(TM) Technology, TB vaccine, the MRSA and VRE products, milestone payments relating to its MRSA product, contract revenue from collaborative research and development agreements with corporate partners and funding through government grant programs. We expect future short and long term funding to be provided from similar sources.


16.

                                             MANAGEMENT'S DISCUSSION & ANALYSIS

The Company's primary objective for the investment of funds is to preserve the Company's cash for research, development and operating expenditures by investing in low risk, readily marketable securities. During the year ended December 31, 2002, the Company's cash and short-term investments position decreased from $33.7 million at December 31, 2001 to $23.8 million at December 31, 2002. The Company's working capital also decreased from $30.6 million to $20.7 million for the same time period. These decreases resulted from the funding of the Company's operations and from the write-down of the investment in Third Wave Technologies, Inc., net of the effect of licensing revenues received from Takara. Also impacting on the Company's liquidity and capital resources are the exercise of outstanding warrants and stock options, debt repayment and capital asset additions relating to the vaccine manufacturing plant and in support of increased operational activities. Subsequent to December 31, 2002, we sold a marketable security having a carrying value of $0.8 million for cash consideration of approximately $2.5 million.

Cash used in operating activities was $7.2 million of the year ended December 31, 2002 compared to $9.5 million for the year ended December 31, 2001.

Additions to equipment were $1.7 million for the year ended December 31, 2002 compared to $1.8 million for the year ended December 31, 2001. Patent and trademarks rights obtained during 2002 amounted to $0.4 million compared to $0.5 million in 2001. Medical technology acquired during 2002 totaled $0.6 million compared to $0.8 million in 2001.

Net cash provided by financing activities was $3.6 million for the year ended December 31, 2002 compared to $5.8 million for the year ended December 31, 2001. In 2002 the Company made debt payments totaling $2.2 million, debt payments in 2001 totaled $0.1 million. The required principal payment on debt and capital leases for 2003 is $1.1 million.

We have no relationships with any "special purpose" entities and have no commercial commitments with related parties. The only contractual obligations are in the form of operating leases, capital leases, notes payable and future research and development expenditures.

We expect that our available cash resources, working capital, expected interest income, expected licensing revenue and estimated funding from corporate partnerships, should be sufficient to satisfy the funding of existing product development programs and other operating and capital requirements for at least the next 12-18 months. The amounts of the expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect liquidity and capital resources to a significant extent. Our two lead products, StreptAvax(TM) vaccine and FluINsure(TM) vaccine, are in Phase II clinical trials. Completion of clinical trials may take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product. The duration and the cost of clinical trials may vary significantly over the life of a project as a result of unanticipated developments arising during the clinical trials and the duration and cost therefore cannot be estimated.

RISKS AND UNCERTAINTIES

The Company will require additional capital to fund its ongoing research and development, product development, and other operating activities. As a result, the Company intends to seek funds from a variety of sources, including corporate alliances, cooperative research and development agreements and other financing arrangements. In addition, the Company will likely issue securities if it determines that additional capital could be obtained under favorable conditions. However, there can be no assurance that these funds will be available on favorable terms, if at all.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with the Company's business. Operating risks include (i) the Company's ability to successfully complete pre-clinical and clinical development of its products, (ii) the Company's ability to obtain and


                                                                             17.

ID BIOMEDICAL 2002 ANNUAL REPORT
enforce timely patent and other intellectual property protection and to avoid or license third party intellectual property covering its technology and products,
(iii) decisions, and the timing of decisions, made by health regulatory agencies regarding approval of the Company's products, (iv) the Company's ability to complete and maintain corporate alliances relating to the development and commercialization of its technology and products, (v) market acceptance of the Company's technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance the Company's activities.


RECENT PRONOUNCEMENTS

The CICA has adopted several new standards, including the following pronouncements with wide applicability, which will become effective in future periods:

Section 3063, "Impairment of Long-Lived Assets", addresses the recognition, measurement and disclosure of the impairment of long-lived assets by profit-oriented enterprises. The standard is effective for fiscal years beginning on or after April 1, 2003.

Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", addresses recognition, measurement, presentation and disclosure of the disposal of long-lived assets, as well as the presentation and disclosure of discontinued operations for profit-oriented enterprises and not-for-profit organizations. The standard is applicable to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003.

Although the Company has not completed its evaluation of the implications of these standards, neither Section 3063 nor Section 3475 are expected to currently impact the Company's financial statements.


FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

The information in this annual report contains so-called forward-looking statements. These include statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which it indicates by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes" and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the ability to successfully complete pre-clinical and clinical development of its products;
(ii) the ability to obtain and enforce timely patent and intellectual property protection for its technology and products; (iii) the ability to avoid, either by product design, licensing arrangement or otherwise, infringement of third parties' intellectual property; (iv) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing; (v) the ability to complete and maintain corporate alliances relating to the development and commercialization of its technology and product;
(vi) market acceptance of its technology and products; (vii) the ability to obtain sufficient financial resources; and (vii) the competitive environment and impact of technological change. There is no guarantee that the development path from Phase I to Phase II to Phase III and so on will be either linear or successful. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.


18.

                                              MANAGEMENT'S DISCUSSION & ANALYSIS

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING


The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors.

In support of this responsibility, management maintains a system of disclosure controls and procedures and internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts, which are based on the best estimates and judgments of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of five directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, KPMG, LLP conduct an independent examination, in accordance with Canadian generally accepted auditing standards, and expresses their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

[TODD R. PATRICK SIGNATURE]

TODD R. PATRICK
President & COO
January 31, 2003

[ANTHONY F. HOLLER SIGNATURE]

ANTHONY F. HOLLER MD
Chief Executive Officer
January 31, 2003


--------------------------------------------------------------------------------

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of ID Biomedical Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, except for the changes in accounting policies as explained in Note 3 to the consolidated financial statements, on a consistent basis.

[CHARTERED ACCOUNTANTS SIGNATURE]

CHARTERED ACCOUNTANTS
Vancouver, Canada
January 31, 2003


                                                                             19.

ID BIOMEDICAL 2002 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001 (expressed in Canadian dollars)

                                                                              2002                   2001
---------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents (NOTE 17)                              $     5,511,422         $   10,435,941
  Short-term investments (NOTE 5)                                       18,300,499             23,226,537
  Accounts receivable                                                      423,390              1,443,747
  Government assistance receivable (NOTE 6)                              2,025,548              2,260,748
  Prepaid expenses and other                                               508,233                460,560
                                                                   --------------------------------------
                                                                        26,769,092             37,827,533

Deposits                                                                   521,000                693,000

Equipment (NOTE 7)                                                       4,444,911              4,017,403

Investment (NOTE 8)                                                        413,644                413,644

Patent and trademark rights (NOTE 9)                                     1,519,727              1,199,914

Medical technology and other assets (NOTE 10)                           28,807,301             30,709,329

Goodwill                                                                   771,314                771,314
                                                                   --------------------------------------
                                                                   $    63,246,989         $   75,632,137
                                                                   --------------------------------------
                                                                   --------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities                         $     2,730,202         $    2,708,517
  Demand loan (NOTE 11)                                                          -                812,000
  Current portion of deferred licensing revenue (NOTE 12)                2,242,448              2,243,598
  Current portion of long-term debt (NOTE 13)                              978,796              1,272,513
  Current portion of obligations under capital leases (NOTE 14)            144,894                214,934
                                                                   --------------------------------------
                                                                         6,096,340              7,251,562

Deferred licensing revenue (NOTE 12)                                     5,321,303              7,182,400

Long-term debt (NOTE 13)                                                   292,199              1,279,379

Obligations under capital leases (NOTE 14)                                 254,367                263,148

Shareholders' equity:
  Share capital (NOTE 15):
    Authorized: 200,000,000 common shares,
      without par value
    Issued and outstanding: 32,606,071 (2001-30,870,524)
      common shares                                                    116,485,416            110,371,408
  Contributed surplus                                                    2,713,564              2,713,564
  Deficit                                                              (67,916,200)           (53,429,324)
                                                                   --------------------------------------
                                                                        51,282,780             59,655,648
                                                                   --------------------------------------
                                                                   $    63,246,989         $   75,632,137
                                                                   --------------------------------------
                                                                   --------------------------------------

Commitments (NOTES 10 AND 18)

Subsequent event (NOTE 20)

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Approved on behalf of the Board:

[SIGNATURE RICHARD BASTIANI]        [SIGNATURE ANTHONY F. HOLLER]

DR. RICHARD BASTIANI                ANTHONY F. HOLLER MD
Chairman                            Director


20.

                                                               FINANCIAL REVIEW

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

                                                                   2002                2001               2000
--------------------------------------------------------------------------------------------------------------
Revenue:
  Licensing                                               $  10,884,527       $   2,538,437       $ 12,105,529

Expenses and other:
  Research and development                                   15,214,726           8,459,063          3,375,961
  Less grants                                                 2,814,555           1,381,062                  -
                                                          ----------------------------------------------------
  Net research and development                               12,400,171           7,078,001          3,375,961
  General and administrative                                  4,816,464           4,115,050          3,989,493
  Depreciation and amortization                               4,001,995           3,103,765          1,451,262
                                                          ----------------------------------------------------
                                                             21,218,630          14,296,816          8,816,716
                                                          ----------------------------------------------------
                                                            (10,334,103)        (11,758,379)         3,288,813

Other income (expenses):
  Investment and other income                                   551,663           2,161,234          1,602,196
  Interest expense                                             (155,784)           (136,492)          (289,523)
  Loss on disposal of medical technology (NOTE 10(g))                 -            (434,306)                 -
  Loss on write-down of short-term investment (NOTE 5)       (3,754,808)         (4,548,381)                 -
                                                          ----------------------------------------------------
                                                             (3,358,929)         (2,957,945)         1,312,673
                                                          ----------------------------------------------------

Earnings (loss) before income taxes                         (13,693,032)        (14,716,324)         4,601,486

Income taxes (NOTE 16)                                          793,844                   -                  -
                                                          ----------------------------------------------------

Net earnings (loss)                                       $ (14,486,876)      $ (14,716,324)      $  4,601,486
                                                          ----------------------------------------------------
                                                          ----------------------------------------------------

Net earnings (loss) per share (NOTE 15(f)):
  Basic                                                   $       (0.46)      $       (0.51)      $       0.20
  Diluted                                                         (0.46)              (0.51)              0.19
                                                          ----------------------------------------------------
                                                          ----------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                                             21.

ID BIOMEDICAL 2002 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

                                                                                     Common Shares
                                                                               ------------------------
                                                                                   Number         Share       Special  Contributed
                                                                                of shares       capital      warrants      surplus
----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 2000                                                       16,549,334  $ 43,072,607  $  4,332,701   $        -
  Net earnings                                                                          -             -             -            -
  Accretion of equity element of convertible debentures                                 -             -             -            -
  Issuance of special warrants, net of issue costs of $1,604,284                        -             -    18,395,718            -
  Shares issued upon exercise and qualification of special warrants             5,586,364    22,728,419   (22,728,419)           -
  Shares issued upon exercise of purchase warrants                              1,824,734     7,884,510             -            -
  Shares issued for directors fees                                                 15,939       100,803             -            -
  Shares issued for cash upon exercise of stock options and special rights        548,816       972,811             -            -
  Shares issued upon payment of convertible debentures                          1,079,518     4,707,459             -            -
  Shares issued upon payment of convertible notes payable                         157,072       476,001             -            -
  Contributed surplus on issuance of shares in IDBW for milestone payment               -             -             -    1,499,900
                                                                               ---------------------------------------------------

Balance, December 31, 2000                                                     25,761,777    79,942,610             -    1,499,900
  Net loss                                                                              -             -             -            -
  Shares issued under business acquisition (NOTE 4(a))                          4,000,000    24,482,100             -            -
  Shares issued upon exercise of purchase warrants                                992,071     5,888,748             -            -
  Shares issued for directors fees                                                  9,690        54,430             -            -
  Shares issued for cash upon exercise of stock options and special rights        154,273       289,070             -            -
  Contributed surplus on acquisition of additional shares in IDBW (NOTE 4(b))           -             -             -    1,213,664
  Shares repurchased and cancelled                                                (47,287)     (285,550)                         -
                                                                               ---------------------------------------------------

Balance, December 31, 2001                                                     30,870,524   110,371,408             -    2,713,564
  Net loss                                                                              -             -             -            -
  Shares issued upon exercise of purchase warrants                                501,400     1,378,850             -            -
  Shares issued for directors fees                                                 19,073       111,836             -            -
  Shares issued for cash upon exercise of stock options                         1,215,074     4,623,322             -            -
                                                                               ---------------------------------------------------

Balance, December 31, 2002                                                     32,606,071  $116,485,416  $          -   $2,713,564
                                                                               ---------------------------------------------------
                                                                               ---------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


22.

                                                                FINANCIAL REVIEW

                                                                               Equity element                              Total
                                                                               of convertible                      shareholders'
                                                                                   debentures          Deficit            equity
--------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 2000                                                         $  3,853,781     $(43,271,270)     $  7,987,819
  Net earnings                                                                              -        4,601,486         4,601,486
  Accretion of equity element of convertible debentures                                43,216          (43,216)                -
  Issuance of special warrants, net of issue costs of $1,604,284                            -                -        18,395,718
  Shares issued upon exercise and qualification of special warrants                         -                -                 -
  Shares issued upon exercise of purchase warrants                                          -                -         7,884,510
  Shares issued for directors fees                                                          -                -           100,803
  Shares issued for cash upon exercise of stock options and special rights                  -                -           972,811
  Shares issued upon payment of convertible debentures                             (3,896,997)               -           810,462
  Shares issued upon payment of convertible notes payable                                   -                -           476,001
  Contributed surplus on issuance of shares in IDBW for milestone payment                   -                -         1,499,900
                                                                               -------------------------------------------------

Balance, December 31, 2000                                                                  -      (38,713,000)       42,729,510
  Net loss                                                                                  -      (14,716,324)      (14,716,324)
  Shares issued under business acquisition (NOTE 4(a))                                      -                -        24,482,100
  Shares issued upon exercise of purchase warrants                                          -                -         5,888,748
  Shares issued for directors fees                                                          -                -            54,430
  Shares issued for cash upon exercise of stock options and special rights                  -                -           289,070
  Contributed surplus on acquisition of additional shares in IDBW (NOTE 4(b))               -                -         1,213,664
  Shares repurchased and cancelled                                                          -                -          (285,550)
                                                                               -------------------------------------------------

Balance, December 31, 2001                                                                  -      (53,429,324)       59,655,648
  Net loss                                                                                  -      (14,486,876)      (14,486,876)
  Shares issued upon exercise of purchase warrants                                          -                -         1,378,850
  Shares issued for directors fees                                                          -                -           111,836
  Shares issued for cash upon exercise of stock options                                     -                -         4,623,322
                                                                               -------------------------------------------------

Balance, December 31, 2002                                                       $          -     $(67,916,200)     $ 51,282,780
                                                                               -------------------------------------------------
                                                                               -------------------------------------------------


                                                                             23.

ID BIOMEDICAL 2002 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

                                                                                   2002             2001             2000
-------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

OPERATIONS:
  Net earnings (loss)                                                      $(14,486,876)    $(14,716,324)    $  4,601,486
  Items not affecting cash:
    Depreciation and amortization                                             4,001,995        3,103,765        1,451,262
    Deemed interest on convertible debentures                                         -                -          187,347
    Accrued interest on long-term debt                                           88,191           17,026                -
    Loss on disposal of medical technology                                            -          434,306                -
    Loss on write-down of investment                                          3,754,808        4,548,381                -
    Directors fees paid in shares                                               111,836           54,430          100,803
    Loss (gain) on disposal of equipment                                         (5,179)             892           (4,501)
    Unrealized foreign exchange loss (gain)                                     (20,526)          13,669                -
  Net changes in non-cash working capital balances relating to operations:
    Accounts receivable                                                       1,020,357       (1,080,899)          25,083
    Government assistance receivable                                            235,200         (327,343)               -
    Prepaid expenses and other                                                  (47,673)         195,733         (274,554)
    Accounts payable and accrued liabilities                                     21,685           58,525          575,599
    Deferred licensing revenue                                               (1,862,247)      (1,754,361)       1,577,715
                                                                           ----------------------------------------------
                                                                             (7,188,429)      (9,452,200)       8,240,240

INVESTMENTS:
  Short-term investments, net                                                 1,171,230        8,684,223      (27,270,141)
  Proceeds from disposal of equipment                                             7,000              270            7,611
  Equipment                                                                  (1,662,682)      (1,781,884)        (324,304)
  Patent and trademark rights                                                  (436,896)        (492,472)        (113,283)
  Medical technology                                                           (570,495)        (799,597)        (107,979)
  Deposits                                                                      172,000                -                -
  Cash obtained on acquisition                                                        -          254,194                -
  Cash paid on acquisition of Intellivax International Inc. (NOTE 4(a))               -       (1,251,621)               -
                                                                           ----------------------------------------------
                                                                             (1,319,843)       4,613,113      (27,808,096)

FINANCING:
  Proceeds on issuance of common shares                                       6,002,172        6,177,818       27,050,260
  Repayment of demand loan                                                     (812,000)               -                -
  Repayment of notes payable                                                          -                -         (321,845)
  Repayment of long-term debt                                                (1,348,562)         (51,684)               -
  Repayment of obligations under capital leases                                (257,857)        (308,946)        (308,742)
                                                                           ----------------------------------------------
                                                                              3,583,753        5,817,188       26,419,673
                                                                           ----------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             (4,924,519)         978,101        6,851,817

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                 10,435,941        9,457,840        2,606,023
                                                                           ----------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR (NOTE 17)                           $  5,511,422     $ 10,435,941     $  9,457,840
                                                                           ----------------------------------------------
                                                                           ----------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Continued on page 25


24.

                                                                FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

                                                                                   2002             2001             2000
-------------------------------------------------------------------------------------------------------------------------
Supplementary information:
  Cash paid for:
    Interest                                                               $    156,306     $    119,466     $    104,060
    Income taxes                                                                793,844                -                -
  Non-cash transactions:
    Equipment acquired by means of a capital lease                              179,036                -                -
    Conversion of notes payable into common shares                                    -                -          476,001
    Conversion of convertible debentures into common shares                           -                -        4,621,160
    Interest on convertible debentures paid in shares                                 -                -           86,299
    Contributed surplus on issuance of shares
      in IDBW for milestone payment                                                   -                -        1,499,900
    Licensing revenue received in shares of
      Third Wave Technologies Inc.                                                    -                -        9,602,644
    Special warrants exercised for shares                                             -                -        4,332,701
    Equity elements of warrants exercised                                             -                -          202,780
    Issuance of common shares for acquisition of
      Intellivax International Inc. (NOTE 4(a))                                       -       24,482,100                -
    Issuance of debt on acquisition of shares (NOTE 10(c))                            -          285,550                -
    Issuance of debt on acquisition of medical
      technology (NOTE 4(b)(ii))                                                      -        2,092,251                -
    Acquisition of additional shares in IDBW
      (NOTE 4(b)(i) and 4(b)(iii))                                                    -        1,213,664                -

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                                             25.

ID BIOMEDICAL 2002 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 1. OPERATIONS:

ID Biomedical Corporation (the "Company"), was incorporated under the British Columbia Company Act on March 4, 1991. The primary business purpose of the Company is the development of proprietary subunit vaccines including those based on its Proteosome(TM) protein intranasal adjuvant / delivery technology. In addition, the Company owns and licenses rights to its proprietary genomics analysis system, Cycling Probe(TM) Technology.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES:

(a)  BASIS OF PRESENTATION:

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company, its wholly owned Canadian subsidiary ID Biomedical Corporation of Quebec ("IDBQ", formerly Intellivax International Inc. ("IVX")), IDBQ's wholly owned US subsidiary ID Biomedical Corporation of Maryland (formerly Intellivax Inc.), and the Company's 97% owned US subsidiary (2001 - 97%), ID Biomedical Corporation of Washington ("IDBW"). All intercompany transactions and balances have been eliminated.

     These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada which, to these consolidated financial statements and except as disclosed in note 22, are not materially different from generally accepted accounting principles in the United States and from practices prescribed by the United States Securities and Exchange Commission.

(b)  CASH EQUIVALENTS:

     Cash equivalents are highly liquid Canadian and US dollar investments, such as treasury bills and term deposits with major financial institutions, that are readily convertible to cash and with maturities at the date of purchase of three months or less. Term deposits with maturities at the date of purchase of more than three months are separately classified on the consolidated balance sheet.

(c)  SHORT-TERM INVESTMENTS:

     Short-term investments include US dollar marketable securities, and Canadian and US dollar investments in term deposits, bonds and commercial paper with maturities at the date of purchase of more than three months and less than one year. Short-term investments are stated at the lower of cost and net realizable value.

(d)  LONG-TERM INVESTMENTS:

     The investments are accounted for using the cost method. Under the cost method, the original cost of the shares is adjusted for dividends received in excess of the Company's pro rata share of post acquisition income or if an other than temporary decline in value occurs. The Company's management reviews the underlying value of the investments on a regular basis by reference to estimated fair value based on established criteria including trading value, anticipated cash flows and profitability of the investees.

(e)  EQUIPMENT:

     Equipment is stated at cost and is depreciated on a straight-line basis over its estimated useful life. Office furniture and equipment is depreciated over three years and laboratory equipment over five years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the lease term.

(f)  PATENT AND TRADEMARK RIGHTS:

     The costs incurred to obtain patents and trademark rights are capitalized. Costs are amortized over the lesser of the remaining legal life or estimated useful life of the patent or trademark once use of the related product commences or once the Company enters into a licensing agreement with respect to the technology. The cost of servicing the Company's patents and trademarks are expensed as incurred. The Company's management evaluates the recoverability of patents and trademarks on an annual basis, based on the expected utilization of the underlying technology and by assessing whether estimated future net cash flows exceed the carrying value. If patents or trademarks are not considered to be fully recoverable, a provision is recognized for the unrecoverable amount.

(g) MEDICAL TECHNOLOGY:

     The costs of acquiring medical technology are capitalized. Costs are amortized over the estimated useful life of


26.

                                                                FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES continued:

     the technology once use of the related product commences or once the Company enters into a licensing agreement with respect to the technology. Prior to the change in accounting policy described in note 3(b), the Company's management evaluated the recoverability of medical technology on an annual basis, based on the expected utilization of the underlying technology and by assessing whether estimated future net cash flows exceeded the carrying value. If medical technology was not considered to be fully recoverable, a provision was recognized for the unrecoverable amount.

(h)  REVENUE RECOGNITION:

     Revenue from the Company's medical technology agreements, including royalty payments, license and option fees and milestone payments, some of which are received as non-refundable upfront payments, is recorded net of amounts payable to third parties and is recognized on an accrual basis as the Company fulfills its obligations related to the various elements within the licensing agreement, in accordance with the contractual arrangements with third parties and the term over which the underlying benefit has been conferred. Payments related to medical technology agreements in which the benefit is conferred in future periods are deferred and recognized as revenue on a straight-line basis over the term of the related agreements.

     Revenue from product sales is recognized upon shipment, which is when title passes and the Company has no continuing obligations related to the product.

     Cash or other compensation received in advance of meeting the revenue recognition criteria is recorded as deferred revenue.

(i)  RESEARCH AND DEVELOPMENT EXPENDITURES:

     Research costs are expensed in the period in which they are incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets stringent criteria for capitalization and amortization. No development costs have been capitalized to date.

(j)  GOVERNMENT ASSISTANCE:

     Government assistance, consisting of grants, forgivable loans and research tax credits, is recorded as a reduction of the related expense or cost of the asset acquired when reasonable assurance exists that the Company has complied with the terms and conditions of the approved grant or forgivable loan program, or for tax credits, when there is reasonable assurance that they will be realized. Government forgivable loans are a form of government assistance and are repayable by way of royalties only if revenues are generated from specified product sales.

(k)  INCOME TAXES:

     The Company follows the asset and liability method for accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases ("temporary differences"), and tax credits and loss carry forwards. The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using substantially enacted or enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantial enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

(l)  FAIR VALUE OF FINANCIAL INSTRUMENTS:

     Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, term deposits, bonds, commercial paper, amounts receivable (including government assistance receivable), accounts payable and accrued liabilities and demand loan, approximate fair value due to their short maturities. The fair value of marketable securities is disclosed in note 5. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its long-term debt approximates fair value.

(m)  FOREIGN EXCHANGE:

     The Company's currency of measurement and presentation is the Canadian dollar. The Company's subsidiaries


                                                                             27.

ID BIOMEDICAL 2002 ANNUAL REPORT

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES continued:

     that are located in the United States are considered to be integrated foreign operations. Accordingly, monetary items of the subsidiaries are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at transaction date rates. Any exchange gains or losses are included in earnings.

(n)  NET EARNINGS (LOSS) PER SHARE:

     Net earnings (loss) per share is calculated based on the weighted average number of common shares outstanding. Diluted earnings (loss) per share is calculated using the treasury stock method.

(o)  ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the determination of the valuation of investments, patent and trademark rights and medical technology, the useful lives of assets for depreciation and amortization, the amounts recorded as revenue and deferred licensing revenue and accrued liabilities, and the allocation of the purchase price on an acquisition.

     The Company's ability to recover the carrying value of its medical technology, patent and trademark rights and other assets depends on a variety of factors such as: legal, regulatory or contractual limitations; known technological advances; anticipated demand; the existence or absence of competition; and the continued availability of capital to finance the Company's activities.

(p)  STOCK-BASED COMPENSATION PLAN:

     The Company has a stock-based compensation plan, which is described in note 15(d). No compensation expense is recognized for the plan when stock or stock options are issued to employees. Any consideration paid by employees upon the exercise of stock options or purchase of stock is recorded as an increase in share capital.

     Had compensation cost for the Company's employee stock option plan been determined based on the fair value at the grant dates for awards under this plan issued on or after January 1, 2002 consistent with the fair value based method of accounting for stock-based compensation, the Company's net loss and net loss per share would have been the pro forma amounts indicated below:

     --------------------------------------------------------------------------
                                               As reported           Pro forma
     --------------------------------------------------------------------------
     Net loss                                 $(14,486,876)       $(17,408,588)
     Net loss per share:
       Basic                                  $      (0.46)       $      (0.55)
       Diluted                                       (0.46)              (0.55)
     --------------------------------------------------------------------------

     The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

     --------------------------------------------------------------------------
     Expected option lives                                           4.32 years
     Risk-free interest rate                                              3.71%
     Dividend yield                                                          0%
     Volatility                                                          83.75%
     --------------------------------------------------------------------------

(q)  COMPARATIVE FIGURES:

     Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.


28.

                                                                FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 3. CHANGES IN ACCOUNTING PRINCIPLES:

(a)  STOCK-BASED COMPENSATION:

     Effective January 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This section requires that all stock-based payments made to non-employees be accounted for using the fair value based method.
     Section 3870 encourages the use of the fair value based method for all employee stock-based compensation plans, but only requires the use of this method for direct awards of stock, awards that call for settlement in cash or other assets, and stock appreciation rights.

     The Company has elected to continue to account for stock options issued to employees and directors by the settlement method, which results in no compensation expense, and to disclose the pro forma effects on net earnings
     (loss) and net earnings (loss) per share as if the fair value based method of accounting had been used. Amounts received from employees on the exercise of stock options are recorded as share capital. The Company has disclosed the pro forma effect of accounting for these stock options under the fair value based method in note 2(p). The Company has no employee rewards outstanding for which the applications of the fair value method are required.

(b)  GOODWILL AND INTANGIBLE ASSETS:

     Effective January 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Under this section, goodwill and other intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Intangible assets with finite useful lives are amortized over their estimated useful life. The impairment test for goodwill is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is not considered necessary. In the second step, which would be carried out if the carrying amount of a reporting unit exceeds its fair value, the implied fair value of the reporting unit's goodwill is compared to its carrying amount to measure the amount of the impairment loss. The implied fair value of the reporting unit's goodwill is determined by calculating the residual amount of the fair value of a reporting unit after allocating the fair value to all assets of the reporting unit, less liabilities. When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations before extraordinary items and discontinued operations.

     As of January 1, 2002, the Company had unamortized goodwill in the amount of $771,314 which is no longer being amortized. In accordance with Section 3062, this change in accounting policy is applied prospectively and amounts presented for prior periods are not restated. Adjusted net earnings (loss), as presented below, reflects net earnings (loss) of historical periods, adjusted to exclude amortization expense related to goodwill.

     Adjusted net earnings (loss):

     ----------------------------------------------------------------------------
                                                 2002           2001         2000
     ----------------------------------------------------------------------------
     Net earnings (loss) as reported     $(14,486,876)  $(14,716,324)  $4,601,486
     Goodwill amortization included in
       the statement of operations                  -         38,566            -
                                         ----------------------------------------
     Adjusted net earnings (loss)        $(14,486,876)  $(14,677,758)  $4,601,486
                                         ----------------------------------------
                                         ----------------------------------------
     ----------------------------------------------------------------------------

     Adjusted net earnings (loss) per share is not different from reported earnings (loss) per share as a result of the adjustment to exclude amortization expense related to goodwill.

     Upon adoption and at December 31, 2002, the Company allocated all its goodwill to its subunit vaccines reporting unit and performed the first step in the test for goodwill impairment and determined that the goodwill is considered not to be impaired. The Company's other intangible assets are all determined to have a finite useful life and continue to be amortized according to the policies in effect before January 1, 2002.


                                                                             29.

ID BIOMEDICAL 2002 ANNUAL REPORT

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 4. ACQUISITIONS:

(a)  INTELLIVAX INTERNATIONAL, INC. ("IVX"):

     By a share purchase agreement completed May 15, 2001, the Company acquired all of the outstanding common shares of IVX, subsequently renamed to ID Biomedical Corporation of Quebec ("IDBQ") a mucosal vaccine delivery company based in Montreal, Quebec for consideration consisting of:

     --------------------------------------------------------------------------
     4,000,000 common shares of the Company, valued at
       their market price at the date of completion                 $24,482,100
     Acquisition costs                                                1,251,621
                                                                    -----------
                                                                    $25,733,721
                                                                    -----------
                                                                    -----------
     --------------------------------------------------------------------------

     The 4,000,000 common shares are subject to an escrow agreement, and are to be released over 24 months from the date of acquisition, subject only to the passage of time.

     The acquisition has been accounted for by the purchase method of accounting and results of the operations have been consolidated from May 15, 2001, the date of acquisition. The purchase price allocation has been assigned to the specific assets acquired and liabilities assumed, based on their fair values, as follows:

     --------------------------------------------------------------------------
     Identifiable assets acquired:
       Cash                                                         $   254,194
       Other current assets                                           2,227,295
       Deposits                                                         693,000
       Equipment                                                      1,592,799
       Patent rights                                                    271,896
       Medical technology and other assets                           22,969,412
       Goodwill                                                         809,880
     Liabilities assumed:
       Current liabilities                                           (2,655,277)
       Long-term debt                                                  (106,384)
       Capital leases                                                  (323,094)
                                                                    -----------
     Purchase price                                                 $25,733,721
                                                                    -----------
                                                                    -----------
     --------------------------------------------------------------------------

     Upon the acquisition, the Company assumed operating lease commitments of approximately $1.3 million as well as agreements that require payment of future royalties on certain commercialized products and/or sublicenses granted to third parties.

(b)  ID BIOMEDICAL CORPORATION OF WASHINGTON:

     (i) On July 25, 2001, the Company acquired an additional 4,906,008 shares from treasury of IDBW, for consideration of the conversion of a loan of $12,854,581 to IDBW and cash of $3,748,498, increasing the Company's ownership interest to 94.46%. The acquisition of non-controlling interest has been accounted for by the step purchase method. A purchase price discrepancy of $1,139,746, which arose on the acquisition, has been allocated to medical technology and other assets.

     (ii) By an agreement dated November 16, 2001, the Company purchased 283,334 common shares of IDBW from Aventis Pasteur ("AP") and cancelled AP's right to exchange these IDBW shares for 714,286 common shares of the Company for consideration of a note payable of US$1,400,000, increasing the Company's ownership interest to 96.73%. The acquisition of non-controlling interest has been accounted for by the step purchase method. A purchase price discrepancy of $2,092,251, which arose on the transaction has been allocated to medical technology and other assets.

    (iii) On December 6, 2001, the Company acquired an additional 820,864 common shares from treasury of IDBW for cash consideration of $2,964,794 increasing the Company's ownership interest to 96.93%. The acquisition of non-controlling interest has been accounted for by the step purchase method. A purchase price discrepancy of $73,918, which arose on the acquisition has been allocated to medical technology and other assets.


30.

                                                                FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 5. SHORT-TERM INVESTMENTS:

--------------------------------------------------------------------------------
                                                              2002          2001
--------------------------------------------------------------------------------
Term deposits, treasury bills and
  government-backed commercial paper bonds             $11,001,019   $10,779,982
Commercial paper                                         6,454,728     7,805,936
Marketable securities                                      844,752     4,640,619
                                                       -------------------------
                                                        18,300,499    23,226,537
                                                       -------------------------
                                                       -------------------------
--------------------------------------------------------------------------------

Investments in term deposits, treasury bills, government-backed commercial paper and commercial paper are stated at cost, which approximates fair market value at December 31, 2002. Marketable securities represent common shares of Third Wave Technologies Inc. and were written down to $844,752 during the year ended December 31, 2002. At December 31, 2002, the fair market value of the marketable securities was approximately $2,280,000. Subsequent to December 31, 2002, the marketable securities were disposed of (note 20).

NOTE 6. GOVERNMENT ASSISTANCE RECEIVABLE:

--------------------------------------------------------------------------------
                                                              2002          2001
--------------------------------------------------------------------------------
Investment tax credits receivable (a)                  $   984,002   $ 1,935,367
Technology Partnerships Canada receivable (b)            1,041,546       325,381
                                                       -------------------------
                                                         2,025,548     2,260,748
                                                       -------------------------
                                                       -------------------------
--------------------------------------------------------------------------------

(a) In 2002, the Company recorded $770,741 (2001 - $447,009) related to government research tax credits and $31,220 (2001 - $112,794) in other grants as a reduction of the related research and development expenses.

(b) Under the terms of an agreement entered into by IDBQ with Technology Partnerships Canada prior to the acquisition on May 15, 2001, IDBQ agreed to receive a financial contribution to a maximum amount of $5,938,680 over a period of three years for the development of mucosal proteosome vaccines for infectious diseases. IDBQ is committed to pay royalties of 4.5% based on its recognized gross revenues stemming from the commercialization of the mucosal proteosome vaccines for infectious diseases until 2012 to a maximum of $10,800,000. In 2002, $2,012,594 (2001 - $821,259) was recorded as a reduction of the related research and development expenses. To date, IDBQ has claimed $4,176,198 under the agreement and no royalties have been payable.

NOTE 7. EQUIPMENT:

-------------------------------------------------------------------------------
                                                        Accumulated
                                                   depreciation and    Net book
2002                                         Cost      amortization       value
-------------------------------------------------------------------------------
Laboratory equipment                   $4,671,256        $2,377,090  $2,294,166
Office furniture and equipment          1,386,915           935,229     451,686
Leasehold improvements                  2,896,265         1,197,206   1,699,059
                                       ----------------------------------------
                                       $8,954,436        $4,509,525  $4,444,911
                                       ----------------------------------------
                                       ----------------------------------------

2001
-------------------------------------------------------------------------------
Laboratory equipment                   $3,429,323        $1,490,553  $1,938,770
Office furniture and equipment          1,081,348           672,532     408,816
Leasehold improvements                  2,631,067           961,250   1,669,817
                                       ----------------------------------------
                                       $7,141,738        $3,124,335  $4,017,403
                                       ----------------------------------------
                                       ----------------------------------------
-------------------------------------------------------------------------------


                                                                             31.

ID BIOMEDICAL 2002 ANNUAL REPORT

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 7. EQUIPMENT continued:

Included in the cost of equipment are approximately $603,617 (2001 - $1,632,994) in assets under capital leases with accumulated amortization in the amount of approximately $216,717 (2001 - $1,058,752).

NOTE 8. INVESTMENT:

During 2000, the Company received 1,000,000 common shares of DiscoveRx, a private company, as payment for a research license and option valued at US$280,000. The Company's investment in DiscoveRx represents less than 1% of DiscoveRx's issued and outstanding voting shares and is carried at cost.

NOTE 9. PATENT AND TRADEMARK RIGHTS:

--------------------------------------------------------------------------------
                                                              2002          2001
--------------------------------------------------------------------------------
Cost                                                    $1,857,962    $1,439,322
Accumulated amortization                                   338,235       239,408
                                                        ------------------------
                                                         1,519,727     1,199,914
                                                        ------------------------
                                                        ------------------------
--------------------------------------------------------------------------------

During the year ended December 31, 2002, the Company wrote off $14,575 (2001 - $70,034) of previously capitalized patent rights due to patent applications that the Company did not consider worthy of pursuing. The amounts written off were included in amortization expense.

NOTE 10. MEDICAL TECHNOLOGY AND OTHER ASSETS:

Medical technology and other assets includes payments made under contractual agreements to acquire certain medical technologies and the cost of licenses.

----------------------------------------------------------------------------------------
                                                                Accumulated     Net book
2002                                                     Cost  amortization        value
----------------------------------------------------------------------------------------
Meiogenics Agreement (a)                          $ 2,500,000    $  971,768  $ 1,528,232
IDNA Agreement (b)                                    849,090       300,470      548,620
UCLA Agreement (c)                                  3,879,829     2,083,487    1,796,342
UTRC Agreement (d)                                  1,848,927       459,081    1,389,846
UBC Agreement (e)                                      22,242             -       22,242
WRAIR Agreements (f)                                   54,250         2,183       52,067
Acquired medical technology and other assets       26,275,327     2,805,375   23,469,952
                                                  --------------------------------------
                                                  $35,429,665    $6,622,364  $28,807,301
                                                  --------------------------------------
                                                  --------------------------------------

2001
----------------------------------------------------------------------------------------
Meiogenics Agreement (a)                          $ 2,000,000    $  677,265  $ 1,322,735
IDNA Agreement (b)                                    849,090       157,352      691,738
UCLA Agreement (c)                                  3,879,829     1,796,112    2,083,717
UTRC Agreement (d)                                  1,817,537       372,563    1,444,974
UBC Agreement (e)                                      22,242             -       22,242
WRAIR Agreements (f)                                   15,145             -       15,145
Acquired medical technology and other assets       26,275,327     1,146,549   25,128,778
                                                  --------------------------------------
                                                  $34,859,170    $4,149,841  $30,709,329
                                                  --------------------------------------
                                                  --------------------------------------
----------------------------------------------------------------------------------------

Estimated amortization expense related to medical technology and other assets and patent and trademark rights for each of the next four years to 2006 is approximately $2.5 million and $2.0 million in 2007.

(a)  MEIOGENICS AGREEMENT:

     The Company and Meiogenics US Limited Partnership, Meiogenics Canada Limited Partnership and Meiogenics Technology Management Corp. ("Meiogenics") entered into an asset purchase agreement (the "Meiogenics Agreement") dated July 29, 1992, as amended, under which the Company acquired certain patents, proprietary


32.

                                                               FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 10. MEDICAL TECHNOLOGY AND OTHER ASSETS continued:

     technology and intellectual property associated with Scissile Linkage Technology ("SLT") and Cycling Probe(TM) Technology ("CPT") (the "Meiogenics Assets") from Meiogenics effective December 18, 1992.

     Under the Meiogenics Agreement, the Company made an initial payment of $1,000,000 consisting of 320,000 common shares of the Company issued from treasury. The Company also made a milestone payment of $1,000,000, comprised of 355,872 common shares of the Company issued from treasury. During 2002, the Company and Meiogenics entered into an agreement whereby the Company agreed to and paid a final cash payment of $500,000. Under the new agreement, the Company has no further obligation to make payments under the Meiogenics Agreement.

(b)  IDNA AGREEMENT:

     The Company and Integrated DNA Technologies, Inc. ("IDNA") entered into an asset purchase agreement (the "IDNA Agreement") dated January 27, 1993 under which the Company acquired certain assets and was granted an exclusive sublicense of certain patents and patent applications relating to CPT (the "IDNA Assets"). On March 31, 1997, the Company granted IDNA a non-exclusive license to use the Meiogenics Assets and the IDNA Assets for the sole purpose of developing, producing and marketing products, based on SLT and CPT to be used for non-medical research purposes by institutions. The Company is entitled to receive royalties on the sale of any such products by IDNA.

     In addition, on March 31, 1997 the Company and IDNA entered into an amendment to the IDNA Agreement pursuant to which the Company has agreed to fund a research and development program to be carried out by IDNA. Any funds paid by the Company to IDNA under this program will reduce the amount otherwise payable (the "Milestone Payment") by the Company to IDNA under the IDNA Agreement upon the achievement of certain goals relating to commercial development of the IDNA Assets. In 2001, the Company achieved a milestone and a final payment of US$351,000 (CDN$531,590) was paid.

(c)  UCLA AGREEMENT:

     IDBW and the University of California at Los Angeles ("UCLA") entered into a licensing agreement (the "UCLA Agreement") dated April 7, 1993, as amended by various amendments, pursuant to which IDBW was granted an exclusive, worldwide royalty-bearing license to use certain patented technology of UCLA (the "UCLA technology") for the development of vaccines and immunotherapeutics against MYCOBACTERIUM TUBERCULOSIS. UCLA also granted IDBW the right to issue exclusive or non-exclusive sublicenses to third parties to use the UCLA technology. UCLA also granted to IDBW exclusive, worldwide license rights to a vaccine against LEGIONELLA PNEUMOPHILA (Legionnaires disease) developed by UCLA. The rights to the LEGIONELLA PNEUMOPHILA vaccine were terminated and returned to UCLA in 1998. Under the agreement, UCLA has collaborated with IDBW in research, development and testing of the tuberculosis vaccine and as needed will collaborate in the future.

     Under the UCLA Agreement, as amended, IDBW paid UCLA a license issue fee of US$750,000 and will make further payments upon the attainment of certain milestones relating to the commercial development of the tuberculosis vaccine by UCLA and IDBW. The potential aggregate cost to IDBW to obtain the exclusive, worldwide royalty-bearing license to the UCLA technology, including the license issue fee and all development milestones, will total US$4,750,000 plus royalties.

     UCLA attained the first development milestone in 1994 which resulted in a payment by IDBW of US$1,000,000 to UCLA and on February 28, 1996, UCLA exercised its option to cause the Company to deliver to UCLA 82,238 common shares of the Company, which amounted to a value of US$650,000. UCLA attained the second development milestone in 1995 which resulted in a payment by IDBW of US$500,000 to UCLA. In 2001, the agreement was amended to provide an increased royalty rate in exchange for the return of 47,287 shares of the Company (note 13).

(d)  UTRC AGREEMENT:

     IDBW and the University of Tennessee Research Corporation ("UTRC") entered into a licensing agreement (the "UTRC Agreement") dated August 29, 1997 pursuant to which IDBW was granted an exclusive,


                                                                             33.

ID BIOMEDICAL 2002 ANNUAL REPORT

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 10. MEDICAL TECHNOLOGY AND OTHER ASSETS continued:

     worldwide license to use certain patented technology of UTRC (the "UTRC Technology") for the development of a vaccine against group A streptococcus. UTRC also granted IDBW the right to issue exclusive or non-exclusive sublicenses to third parties.

     Annual license maintenance fees are due and have been paid on each anniversary date of the agreement. In 1999, IDBW achieved its first development milestone after final documents were filed by the National Institute of Health and National Institute of Allergy and Infectious Diseases. The Company issued US$1,000,000 in common shares of IDBW upon accomplishment of this milestone in 2000. The potential aggregate cost for IDBW to obtain the exclusive, worldwide license to the UTRC Technology, including the execution fee, the license maintenance payments and all development milestones will total US$370,000 cash, US$2,500,000 of IDBW common shares at market price and, upon receiving FDA approval for the first vaccine that utilizes UTRC technology, 3% of the then issued and outstanding shares of IDBW. There are no royalties due under the UTRC Agreement.

(e)  UBC AGREEMENT:

     IDBW and The University of British Columbia ("UBC") entered into a License Agreement effective March 1, 2000 (the "UBC Agreement") pursuant to which IDBW was granted exclusive worldwide royalty-bearing rights to develop and market vaccines or immunotherapeutics based on UBC's proprietary technology related to enterhemorrhagic E. COLI and enteropathogenic E. COLI ("E.COLI"). Under the UBC Agreement, UBC and IDBW will collaborate on further research, development and testing of vaccines and other immunotherapeutics against E. COLI. IDBW has paid net license fees of US$15,000 and patent costs of $135,464 to December 31, 2002. IDBW will be required to make further payments aggregating US$600,000 upon the attainment of certain milestones relating to the commercial development of UBC's technology and royalties on product sales.

(f)  WRAIR AGREEMENTS:

     (i)  EXCLUSIVE PATENT LICENSE AGREEMENT:

          IDBQ and the Walter Reed Army Institute of Research ("WRAIR") entered into a patent license whereby WRAIR granted IDBQ a worldwide exclusive license, with the right to grant sub-licenses, for the use of certain patents and patent applications covering the Proteosome(TM) and Proteosome-based technologies. Under this agreement, IDBQ agreed to make payments upon the attainment of specified milestones for each product identified and pay royalties based on net sales of commercialized products and payments received for any sublicense granted to a third party. This agreement shall extend for the full term of patents issued or to be issued from the referred licensed patents rights.

     (ii) RESEARCH AGREEMENTS:

          IDBQ and WRAIR have also entered into cooperative research and development agreements in connection with research of Proteosome-based vaccines for enteric and infectious diseases, HIV infections and AIDS. Under the terms of the agreements, WRAIR, on behalf of the US government, agrees to grant IDBQ the rights to negotiate for an exclusive license to inventions developed under each cooperative research agreement, with WRAIR retaining certain non-exclusive rights for US government purposes.

(g)  THERAGUIDE AGREEMENT:

     IDBW and TheraGuide, Inc. ("TheraGuide") entered into a Memorandum of Agreement dated November 24, 1997 (the "TheraGuide Agreement") and subsequently completed a license agreement on December 21, 2000, pursuant to which IDBW was granted exclusive worldwide royalty-bearing rights to develop and market vaccines or immunotherapeutics based on TheraGuide's proprietary technology related to human immunodeficiency virus ("HIV"). Under the TheraGuide Agreement, IDBW has paid license fees of US$150,000 to December 31, 2000. On November 15, 2001, IDBW terminated its rights and obligations to the HIV therapeutic vaccine. Under the termination agreement with TheraGuide, IDBW retained certain rights of first refusal to relicense the intellectual property in the future, and made a payment of US$140,000 to TheraGuide for reimbursement of preclinical expenses. The cumulative amount paid including the payment made for the right of first refusal to relicense was expensed in 2001 as a loss on disposal of medical technology.


34.

                                                                FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 10. MEDICAL TECHNOLOGY AND OTHER ASSETS continued:

(h)  CPT AND SLT LICENSE AGREEMENTS:

     The Company has entered into several non-exclusive license, settlement and distribution agreements with various companies, granting these companies non-exclusive licenses to the CPT and SLT technologies, and to various products using these technologies. To December 31, 2002, the Company has received non-refundable fees which are being recognized in accordance with the underlying contractual agreements. The Company may also earn future milestone payments and royalties on product sales.

NOTE 11. DEMAND LOAN:

--------------------------------------------------------------------------------
                                                             2002           2001
--------------------------------------------------------------------------------
Investment tax credits bank loan bearing interest
  at the bank's prime rate plus 1.0% per annum was
  repaid in full on September 17, 2002                 $        -    $   812,000
                                                       -------------------------
                                                       -------------------------
--------------------------------------------------------------------------------

NOTE 12. DEFERRED LICENSING REVENUE:

--------------------------------------------------------------------------------
                                                             2002           2001
--------------------------------------------------------------------------------
Balance, beginning of year                             $ 9,425,998   $11,180,359
Additions                                                  762,700       765,000
Revenue recognized                                      (2,624,947)   (2,519,361)
                                                       -------------------------
Balance, end of year                                     7,563,751     9,425,998
Current portion                                          2,242,448     2,243,598
                                                       -------------------------
                                                       $ 5,321,303   $ 7,182,400
                                                       -------------------------
                                                       -------------------------
--------------------------------------------------------------------------------

NOTE 13. LONG-TERM DEBT:

--------------------------------------------------------------------------------
                                                             2002           2001
--------------------------------------------------------------------------------
Unsecured note payable to AP (note 4(b)(ii)) of
  US$1,400,000, repayable over 21 months, maturing
  September 2003, with an effective interest rate
  of 6.5% per annum                                    $  931,012    $ 2,122,947
Estimated amount payable to UCLA, repayable on the
  basis of increased royalties under a license
  agreement (note 10(c))                                  285,550        285,550
Bank loan secured and payable under the terms of
  the Federal Small Business Financing Act,
  bearing interest at the bank's prime rate plus
  1.25% per annum (5.75% at December 31, 2002),
  repayable in 36 monthly instalments of $6,944 and
  maturing June 2003. The loan is guaranteed by a
  moveable hypothec in the amount of $250,000
  covering related equipment                               41,667        125,000
Unsecured promissory note bearing interest at
  8.35% per annum, repayable in 60 monthly
  instalments of $579 including interest and
  maturing December 2004                                   12,766         18,395
                                                       -------------------------
                                                        1,270,995      2,551,892
Current portion of long-term debt                         978,796      1,272,513
                                                       -------------------------
                                                       $  292,199    $ 1,279,379
                                                       -------------------------
                                                       -------------------------
--------------------------------------------------------------------------------


                                                                             35.

ID BIOMEDICAL 2002 ANNUAL REPORT

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 13. LONG-TERM DEBT continued:

Principal payments due on long-term debt are as follows:

-------------------------------------------------------------------------------
Year ending December 31:
2003                                                                   $978,796
2004                                                                      6,649
Thereafter                                                              285,550
-------------------------------------------------------------------------------

NOTE 14. OBLIGATIONS UNDER CAPITAL LEASES:

Minimum future payments at December 31, 2002 required under capital leases are as follows:

-------------------------------------------------------------------------------
2003                                                                   $163,530
2004                                                                    198,101
2005                                                                     42,243
2006                                                                     24,643
                                                                       --------
                                                                        428,517
Interest at 5.91% to 8.32%                                               29,256
                                                                       --------
                                                                        399,261
Current portion                                                         144,894
                                                                       --------
                                                                       $254,367
                                                                       --------
                                                                       --------
-------------------------------------------------------------------------------

NOTE 15. SHARE CAPITAL:

(a)  AUTHORIZED:

     200,000,000 common shares, without par value
     100,000,000 class A preference shares, with a par value of $10 100,000,000 class B preference shares, with a par value of $50

(b) Shares issued for non-cash consideration have been assigned values based on market prices at date of agreement for issuance.

(c)  WARRANTS:

     The Company has issued warrants in conjunction with equity financings. As of December 31, 2002, all such warrants have been exercised or have expired unexercised.

     (i)  SPECIAL WARRANTS:

          ---------------------------------------------------------------------
          Outstanding, December 31, 1999                              1,950,000
          Issued                                                      3,636,364
          Exercised                                                  (5,586,364)
          Expired                                                             -
                                                                     ----------
          Outstanding, December 31, 2000, 2001 and 2002                       -
                                                                     ----------
                                                                     ----------
          ---------------------------------------------------------------------

          In 2000, the Company issued 3,636,364 (1999 - 1,950,000) Special
          Warrants at $5.50 (1999 - $2.50) per unit for net proceeds of $18,395,718 (1999 - $4,332,701) after deducting issue expenses of $1,604,284 (1999 - $542,299). Each special warrant entitled the holder to receive for no additional consideration, one common share and one half of a share purchase warrant (note 15(c)(ii)). In 2000, the Company filed final prospectus for the purpose of qualifying the issue of 5,586,364 common shares and 3,242,725 share purchase warrants upon exercise of the special warrants.


36.

                                                             FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 15. SHARE CAPITAL continued:

     (ii) COMMON SHARE PURCHASE WARRANTS:

          ---------------------------------------------------------------------------------------------------------------
                                              2002                         2001                          2000
                                  ---------------------------   ---------------------------   ---------------------------
                                                     Weighted                      Weighted                      Weighted
                                                      average                       average                       average
                                      Shares   exercise price       Shares   exercise price       Shares   exercise price
          ---------------------------------------------------------------------------------------------------------------
          Outstanding,
            beginning of year        501,400            $2.75    2,533,991            $5.54    1,116,000            $4.68
          Issued                           -                             -                -    3,242,725             5.15
          Exercised                 (501,400)            2.75     (992,071)            5.94   (1,824,734)            4.32
          Expired                          -                -   (1,040,520)            6.50            -                -
                                  ---------------------------------------------------------------------------------------
          Outstanding,
            end of year                    -            $   -      501,400            $2.75    2,533,991            $5.54
                                  ---------------------------------------------------------------------------------------
                                  ---------------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------------------------------------

(d)  INCENTIVE STOCK OPTIONS:

     Under the ID Biomedical Stock Option plan, the Company may grant options to its directors, officers and service providers (which include employees) for up to 5,889,278 shares of common stock. The exercise price of each option equals the market price of the Company's stock on the date of grant. The board of directors sets the vesting schedule and expiry date which cannot be more than ten years after the grant date. Options generally vest quarterly over a four year period from the date of grant and expire five to seven years after the grant date. There are also options that vest upon the achievement of certain performance criteria. A summary of the status of the plan as of December 31, 2002, 2001 and 2000 and changes during each year are as follows:

     --------------------------------------------------------------------------------------------------------------------
                                              2002                         2001                          2000
                                  ---------------------------   ---------------------------   ---------------------------
                                                     Weighted                      Weighted                      Weighted
                                                      average                       average                       average
                                      Shares   exercise price       Shares   exercise price       Shares   exercise price
     --------------------------------------------------------------------------------------------------------------------
     Outstanding,
       beginning of year           3,708,231            $4.81    2,490,034            $4.67    1,561,500            $4.18
     Granted                       2,180,531             8.47    1,953,427             4.96    1,275,000             5.28
     Exercised                    (1,215,074)            3.80      (77,709)            3.71     (224,107)            4.31
     Forfeited and
       expired                       (24,684)            5.34     (657,521)            4.86     (122,359)            5.30
                                  ---------------------------------------------------------------------------------------
     Outstanding,
       end of year                 4,649,004             6.79    3,708,231            $4.81    2,490,034            $4.67
                                  ---------------------------------------------------------------------------------------
                                  ---------------------------------------------------------------------------------------
     Options
       exercisable,
       year-end                    1,469,325            $5.26    1,534,731            $4.38    1,543,093            $4.19
                                  ---------------------------------------------------------------------------------------
                                  ---------------------------------------------------------------------------------------
     --------------------------------------------------------------------------------------------------------------------

     The per share weighted average fair value of stock options granted during 2002 was $5.47.


                                                                             37.

ID BIOMEDICAL 2002 ANNUAL REPORT

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 15. SHARE CAPITAL continued:

     The following table summarizes information about the stock options outstanding at December 31, 2002:

     ------------------------------------------------------------------------------------------------------
                                      Options outstanding                         Options exercisable
                       --------------------------------------------------    ------------------------------
                                               Weighted
                              Number            average                           Number
                        outstanding,          remaining          Weighted    exercisable,          Weighted
                        December 31,        contractual           average    December 31,           average
     Exercise prices            2002    life (in years)    exercise price            2002    exercise price
     ------------------------------------------------------------------------------------------------------
     $ 3.75                    2,500               3.76            $ 3.75             625            $ 3.75
     $ 4.02 - $ 4.95       1,330,687               3.17              4.76         940,872              4.79
     $ 5.00 - $ 5.87         681,000               3.67              5.18         341,643              5.09
     $ 6.00 - $ 6.95         981,995               3.67              6.58          50,130              6.68
     $ 7.00 - $ 7.70         197,500               3.35              7.24          70,388              7.40
     $ 8.13 - $ 8.95          46,322               2.72              8.58          24,167              8.65
     $ 9.40 - $ 9.85       1,342,500               5.64              9.47          23,750              9.72
     $10.00 - $11.10          66,500               3.85             10.07          17,750             10.27
                        -----------------------------------------------------------------------------------
                           4,649,004                               $ 6.79       1,469,325            $ 5.26
                        -----------------------------------------------------------------------------------
                        -----------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------------

     As of December 31, 2002, the Company has available for grant an additional 1,059,447 options under the Plan.

     IDBW, the Company's majority-owned subsidiary, issued a total of 392,000 options (the "IDBW Options") to acquire common shares of IDBW in 1998 and 1999. Each of the IDBW Options was exercisable into one common share of IDBW at the price of US$0.01 per common share.

     At the Annual General meeting of Members on June 25, 1999, it was approved that in order to provide employees of IDBW who held 392,000 IDBW Options with liquidity, the Company acquire the IDBW Options in return for 404,368 special rights (the "Special Rights") to be issued by the Company. Each Special Right entitled the holder thereof to acquire a common share of the company at the price of CDN$0.01, vesting over three years.

     During the year ended December 31, 2001, the remaining 76,564 (2000 - 324,709) Special Rights were exercised and nil (2000 - 3,095) have been forfeited.

(e)  SHAREHOLDER RIGHTS PLAN:

     The Company adopted a shareholder rights plan effective May 1, 1996.

     Rights issued under the plan become exercisable only when a person acquires 20% or more of the Company's outstanding common shares without complying with the Permitted Bid provision of the plan or without the approval of the Company's Board of Directors. To be a Permitted Bid, the plan requires that a bid must be open for not less than 60 days and that not less than 50% of the outstanding common shares held by shareholders other than the acquiring person be tendered into the bid. One right will be issued in respect of each common share outstanding on May 31, 1996 and in respect of each common share issued subsequent to May 31, 1996 and prior to an event qualifying rights issued under the plan for exercise. Each right entitled the holder to purchase common shares of the Company at a 50% discount to the then market price. The number of shares the holder would be entitled to purchase for each right held is that number determined by dividing the exercise price of $150 by one-half of the then market price per share.


38.

                                                                FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 15. SHARE CAPITAL continued:

(f)  WEIGHTED AVERAGE NUMBER OF COMMON SHARES:

     -----------------------------------------------------------------------------------------------
                                                                    2002          2001          2000
     -----------------------------------------------------------------------------------------------
     Weighted average number of common shares
       outstanding - basic                                    31,398,139    28,611,024    23,009,651
     Dilutive effect of:
       Stock options and warrants                                      -             -     1,749,498
       Convertible debentures                                          -             -       268,904
       Contingently convertible IDBW shares (note 4(b)(ii))            -             -       279,014
                                                              --------------------------------------
     Weighted average number of common shares
       outstanding - diluted                                  31,398,139    28,611,024    25,307,067
                                                              --------------------------------------
                                                              --------------------------------------
     -----------------------------------------------------------------------------------------------

NOTE 16. INCOME TAXES:

Income tax expense (recovery) varies from the amounts that would be computed by applying the Canadian federal and combined provincial income tax rate of 37.04% (2001 - 42.93%; 2000 - 45.6%) to loss before income taxes as shown in the following table:

-----------------------------------------------------------------------------------------------------
                                                                     2002          2001          2000
-----------------------------------------------------------------------------------------------------
Computed taxes at Canadian federal and provincial
  tax rates                                                   $(5,071,899)  $(6,300,481)  $ 2,098,278
Losses at lower tax rates in foreign jurisdictions                255,595       542,366     1,437,176
Permanent and other differences                                  (217,157)    4,609,776      (736,717)
Change in valuation allowance                                   5,827,305     1,148,339    (2,798,737)
                                                              ---------------------------------------
Income tax expense                                            $   793,844   $         -   $         -
                                                              ---------------------------------------
                                                              ---------------------------------------
-----------------------------------------------------------------------------------------------------

During the year ended December 31, 2002, income tax expense relates to withholding taxes paid in a foreign jurisdiction relating to a payment received for a licensing revenue arrangement.

The tax effect of the temporary differences that gives rise to future tax assets as of December 31, 2002 and 2001 is presented below:

-------------------------------------------------------------------------------
                                                          2002             2001
Future income tax assets:
  Tax loss carry forwards                        $  21,086,462    $  15,148,797
  Research and development expenses                  5,595,268        4,410,690
  Equipment                                            664,586          453,957
  Share issue costs                                    336,207          857,114
  Deferred revenue                                   2,774,678        3,372,077
  Other                                              1,538,478        1,213,756
                                                 ------------------------------
Total gross future tax assets                       31,995,679       25,456,391
Valuation allowance                                (22,332,825)     (16,505,520)
                                                 ------------------------------
                                                     9,662,854        8,950,871
Future tax liability:
Medical technology and other assets                 (9,662,854)      (8,950,871)
                                                 ------------------------------
                                                 $           -    $           -
                                                 ------------------------------
                                                 ------------------------------
-------------------------------------------------------------------------------


                                                                             39.

ID BIOMEDICAL 2002 ANNUAL REPORT

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 16. INCOME TAXES continued:

The Company also has investment tax credits aggregating $3,791,878, available to reduce Canadian federal income taxes otherwise payable for up to 10 years and $989,163 tax credits available to reduce US federal income taxes otherwise payable for up to 20 years.

At December 31, 2002, the Company has non-capital losses carried forward for tax purposes which are available to reduce taxable income of future years in Canada of $26,125,000 and the United States of $37,075,000 (US$23,450,000). The losses expire as follows:

-------------------------------------------------------------------------------
                                                                         United
                                                         Canada          States
-------------------------------------------------------------------------------
2003                                                $   160,000     $         -
2004                                                    100,000               -
2005                                                  3,965,000               -
2006                                                  8,325,000               -
2007                                                  1,700,000               -
2008                                                  5,660,000       1,945,000
2009 and thereafter                                   6,215,000      35,130,000
                                                    ---------------------------
                                                    $26,125,000     $37,075,000
                                                    ---------------------------
                                                    ---------------------------
-------------------------------------------------------------------------------

NOTE 17. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents included in the statements of cash flows is comprised of the following amounts:

-------------------------------------------------------------------------------
                                                2002          2001         2000
-------------------------------------------------------------------------------
Cash on hand and balances with banks      $  891,345   $ 1,485,558   $  373,768
Short-term investments                     4,620,077     8,950,383    9,084,072
                                          -------------------------------------
                                          $5,511,422   $10,435,941   $9,457,840
                                          -------------------------------------
                                          -------------------------------------
-------------------------------------------------------------------------------

NOTE 18. COMMITMENTS:

The Company entered into operating lease agreements for office and laboratory space, office equipment and research contracts.

Future minimum lease payments under these commitments are as follows:

-------------------------------------------------------------------------------
2003                                                                 $  825,496
2004                                                                    899,619
2005                                                                    921,249
2006                                                                    921,447
2007                                                                    921,961
Thereafter                                                            4,244,179
-------------------------------------------------------------------------------

The Company signed a sublease dated May 15, 1999 expiring on September 30, 2003, which coincides with the original lease entered into by the Company. Future minimum sublease income of $154,350 has been included as a reduction to the 2003 amounts presented above.

In addition, the Company, IDBW and IDBQ have commitments under medical technology agreements (note 10). The Company also has outstanding letters of credit totaling $254,319.


40.

                                                             FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 19. SEGMENT DISCLOSURES AND MAJOR CUSTOMERS:

(a)  OPERATING SEGMENTS:

     The Company organizes its business into two operating segments, subunit vaccines and gene-based disease testing. Transactions between reportable segments have been eliminated. Substantially all of the Company's revenues generated from external customers, equipment and goodwill are in North America.

     -----------------------------------------------------------------------------------------
                                                          Subunit    Gene-based
     2002                                                vaccines       testing          Total
     -----------------------------------------------------------------------------------------
     Licensing                                       $          -   $10,884,527   $ 10,884,527
     Net research and development expenses             11,539,508       860,663     12,400,171
     General and administrative expenses                4,328,920       487,544      4,816,464
     Depreciation and amortization                      3,356,581       645,414      4,001,995
     Investment and other income                          444,658       107,005        551,663
     Interest expense                                     154,189         1,595        155,784
     Loss on write-down of short-term investment                -     3,754,808      3,754,808
     Income taxes                                              69       793,775        793,844
     Net earnings (loss)                              (18,934,609)    4,447,733    (14,486,876)

     Goodwill                                             771,314             -        771,314
     Total assets                                      57,649,427     5,597,562     63,246,989

     Expenditures for:
       Equipment                                        1,513,044       328,674      1,841,718
       Medical technology and other assets                 70,495       500,000        570,495
       Patent and trademark rights                        355,725        81,171        436,896
     -----------------------------------------------------------------------------------------

     2001
     -----------------------------------------------------------------------------------------
     Licensing                                       $          -   $ 2,538,437   $  2,538,437
     Net research and development expenses              5,556,272     1,521,729      7,078,001
     General and administrative expenses                3,466,480       648,570      4,115,050
     Depreciation and amortization                      2,477,498       626,267      3,103,765
     Investment and other income                        1,773,222       388,012      2,161,234
     Interest expense                                     115,362        21,130        136,492
     Loss on disposal of medical technology               434,306             -        434,306
     Loss on write-down of short-term investment                -     4,548,381      4,548,381
     Net loss                                         (10,276,696)   (4,439,628)   (14,716,324)

     Goodwill                                             771,314             -        771,314
     Total assets                                      65,263,321    10,368,816     75,632,137

     Expenditures for:
     Equipment                                          2,782,433       592,250      3,374,683
       Medical technology and other assets             26,543,334       531,590     27,074,924
       Patent and trademark rights                        648,800       115,568        764,368
       Goodwill                                           809,880             -        809,880
     -----------------------------------------------------------------------------------------

     2000
     -----------------------------------------------------------------------------------------
     Licensing                                       $          -   $12,105,529   $ 12,105,529
     Net research and development expenses              2,144,527     1,231,434      3,375,961
     General and administrative expenses                2,573,234     1,416,259      3,989,493
     Depreciation and amortization                        864,381       586,881      1,451,262
     Investment and other income                          967,156       635,040      1,602,196
     Interest expense                                     187,171       102,352        289,523
     Net earnings (loss)                               (4,802,157)    9,403,643      4,601,486

     Total assets                                      29,557,781    25,711,433     55,269,214

     Expenditures for:
       Equipment                                          209,655       114,649        324,304
       Medical technology and other assets                107,979             -        107,979
       Patent and trademark rights                        113,283             -        113,283
     -----------------------------------------------------------------------------------------


                                                                             41.

ID BIOMEDICAL 2002 ANNUAL REPORT

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 19. SEGMENT DISCLOSURES AND MAJOR CUSTOMERS continued:

(b)  GEOGRAPHIC INFORMATION:

     ---------------------------------------------------------------------------------------------
                                                United States              Japan             Total
     ---------------------------------------------------------------------------------------------
     Revenue from external customers:
       2002                                       $ 2,852,776      $   8,031,751       $10,884,527
       2001                                         2,523,979             14,458         2,538,437
       2000                                        12,021,191             84,338        12,105,529

                                                United States             Canada             Total
     ---------------------------------------------------------------------------------------------
     Long-lived assets:
       2002                                       $ 7,260,104      $  28,283,149       $35,543,253
       2001                                         6,873,704         29,824,256        36,697,960
     ---------------------------------------------------------------------------------------------

     Long-lived assets consists of equipment, patent and trademark rights, medical technology and goodwill based on their physical location. Intangible assets are attributed based on ownership rights.

(c)  MAJOR CUSTOMERS:

     The following table identifies revenues generated from individual partners or collaborators comprising 10% or more of the Company's revenue in a given year:

     ---------------------------------------------------------------------------------------------
                                                         2002               2001              2000
     ---------------------------------------------------------------------------------------------
     Gene-based testing:
       Entity A                                 $   1,334,240      $     952,890     $   3,992,727
       Entity B                                     1,276,250          1,276,250         7,870,208
       Entity C                                     7,937,863       Less than 10%     Less than 10%
       Entity D                                  Less than 10%           275,763      Less than 10%
     ---------------------------------------------------------------------------------------------

NOTE 20. SUBSEQUENT EVENT:

On January 9, 2003, the Company sold its investment in Third Wave Technologies Inc. (note 5) for approximately $2.5 million, resulting in a gain on disposition of approximately $1.7 million.

NOTE 21. RECENT CANADIAN ACCOUNTING STANDARDS:

The CICA has adopted several new standards, including the following pronouncements with wide applicability, which will become effective in future periods:

Section 3063, "Impairment of Long-Lived Assets", addresses the recognition, measurement and disclosure of the impairment of long-lived assets by profit-oriented enterprises. The standard is effective for fiscal years beginning on or after April 1, 2003. Application is prospective, with early adoption encouraged.

Under the new rules, a two-step process determines impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. To test for and measure impairment, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent.

Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", addresses recognition, measurement, presentation and disclosure of the disposal of long-lived assets, as well as the presentation and disclosure of discontinued operations for profit-oriented enterprises and not-for-profit organizations. The standard is applicable to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003. Application is prospective, with earlier adoption encouraged.


42.

                                                             FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 21. RECENT CANADIAN ACCOUNTING STANDARDS continued:

Although the Company has not completed its evaluation of the implications of these standards, neither Section 3063 nor Section 3475 are expected to currently impact the Company's financial statements.

NOTE 22. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which differ in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission.

The significant differences and their effect on these consolidated financial statements are as follows:

(a)  MEDICAL TECHNOLOGY AND OTHER ASSETS AND PATENT AND TRADEMARK RIGHTS:

     Under Canadian generally accepted accounting principles ("Canadian GAAP"), the expenditures relating to the acquisition of medical technology and other assets and patent and trademark rights which relate to in-process research and development may be deferred and amortized to expense in a rational and systematic manner. Under United States generally accepted accounting principles ("US GAAP"), these expenditures are charged to expense when incurred. As a result, under US GAAP, amortization expense would have decreased by $1,006,000 (2001 - $853,792; 2000 - $799,119) and
     research and development expenses would have increased by $570,495 (2001 - $3,671,206; 2000 - $107,979) for medical technology and other assets. In addition, under US GAAP, amortization expense would have decreased by $98,829 (2001 - $88,183; 2000 - $72,045) and research and development expenses would have increased by $418,642 (2001 - $693,860; 2000 - $85,225)
     for costs included in patent and trademark rights under Canadian GAAP.

(b)  CONVERTIBLE DEBENTURES:

     The Company issued convertible debentures during the nine month period ended December 31, 1998 having a fair value of US$4,000,000 and convertible at a price which represented a discount from market prices of the Company's common shares at the date of issuance. In accordance with US GAAP, such beneficial conversion options are recognized at their intrinsic value as a debt discount which is amortized over the period to the first conversion date. As the debt was immediately convertible, under US GAAP, $921,500 was assigned to the conversion feature with an equivalent amount recognized in interest expense as deemed discount amortization on issuance. That amount was calculated at the date of issue as the difference between the conversion price (lesser of US$3.44 or 85% of the average weighted price calculated based on five trading days preceding the conversion date) and the fair value (US$3.44 on date of issuance) of the common stock into which the debenture was convertible, multiplied by the number of shares into which the security was convertible. During the years ended December 31, 2000 and 1999, convertible debentures with a face value of US$3,200,000 and US$800,000 respectively were converted into common shares, leaving none outstanding.

(c)  STOCK-BASED COMPENSATION:

     Under Canadian generally accepted accounting principles, the Company accounts for its stock options issued to employees and directors by the settlement method, and therefore no compensation expense is recognized for stock options issued.

     (i) Under US GAAP, the Company continues to account for the issue of stock options to employees and directors under APB 25 "Accounting for Stock Issued to Employees" under which the intrinsic value of stock options is calculated on the date of the grant as the difference between the established market value and the exercise price. Certain options issued by IDBW during the periods presented had an intrinsic value at the date of the grant, which is being recognized on a straight-line basis over the three to four year vesting period of the options. Accounting for the options on this basis would result in recording additional expense of nil (2001 - $132,104; 2000 - $255,765).

          At December 31, 2002, there are nil (2001 - nil ; 2000 - 76,564) IDBW options which have been granted and that are outstanding as stock based compensation. Of the outstanding options, none had vested at December 31, 2000. These options had an exercise price of $0.01.


                                                                             43.

ID BIOMEDICAL 2002 ANNUAL REPORT

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 22. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued:

     (ii) Under US GAAP, the Company accounts for those stock options having performance criteria issued to directors and senior management of the Company in accordance with FIN 28 "Accounting for Stock Option Appreciation Rights and Other Variable Stock Option or Award Plans". These stock options are considered variable and cumulative compensation expense is recognized to the extent the market price exceeds the exercise price at the measurement date. For the year ended December 31, 2002, the compensation expense related to these options was nil (2001 - $512,535; 2000 - $2,680,395). During 2001, conditions attached to these options were revised to include an automatic vesting date.

          Subsequent to the inclusion of the automatic vesting date, the Company has accounted for these stock options under APB 25 "Accounting for Stock Issued to Employees" under which the intrinsic value of stock options is calculated on the date the stock options were considered fixed and the compensation expense is recognized over the vesting period as the difference between the established market value and the exercise price. Accounting for the options on this basis would result in recording additional compensation expense of $572,956 (2001 - $623,032; 2000 - nil).

    (iii) The Company has adopted the disclosure provisions of SFAS 123 for US financial reporting purposes for stock option grants to employees and directors. Had compensation expense been determined based on fair value at the date of grant consistent with the measurement provisions of SFAS 123, net earnings (loss) under US GAAP would have been the pro forma numbers indicated below:

          -------------------------------------------------------------------------------------------------------
                                      2002                           2001                          2000
                          ----------------------------    ----------------------------   ------------------------
                           As reported       Pro forma     As reported       Pro forma   As reported    Pro forma
          -------------------------------------------------------------------------------------------------------
          Net earnings
            (loss) under
            US GAAP       $(13,477,617)   $(17,713,617)   $(37,000,527)   $(40,065,527)   $2,386,929   $2,116,929
          Net earnings
            (loss) per
            share under
            US GAAP:
              Basic              (0.43)          (0.56)          (1.29)          (1.40)         0.10         0.09
              Diluted            (0.43)          (0.56)          (1.29)          (1.40)         0.10         0.09
          -------------------------------------------------------------------------------------------------------

          For these purposes, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield 0.0% (2001 and 2000 - 0.0%), expected volatility 83.75% (2001 - 86.57%; 2000 -
          94.12%), risk-free interest rates 3.71% (2001 - 4.70%; 2000 - 5.28%)
          and expected average option term of 4.32 years (2001 - 3.97 years and 2000 - 2.63 years).

(d)  RENTAL EXPENSE:

     The Company incurred rental expenses of $817,238 under operating leases during the year ended December 31, 2002 (2001 - $534,800 ; 2000 -
     $334,600).

(e)  STATEMENTS OF CASH FLOWS:

     Under US GAAP, cash used by operations would increase and cash applied to investing would decrease by $1,007,391 (2001 - $1,292,069; 2000 - $221,262)
     for the costs of medical technology and patent and trademark rights capitalized, which would be expensed under US GAAP.

(f)  ACQUISITION DATE OF IDBQ:

     Under Canadian GAAP, the measurement date used for purposes of calculating the market price of the securities issued to acquire all of the outstanding shares of IDBQ was a reasonable period of time before the date the purchase agreement was completed. Under US GAAP, the measurement date was based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition were agreed to and announced. This results in a decrease in medical technology recorded at acquisition of $4,282,100.


44.

                                                             FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 22. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued:

(g)  IN-PROCESS RESEARCH AND DEVELOPMENT ON ACQUISITION OF IDBQ:

     In connection with the acquisition of IDBQ, for US GAAP purposes the Company would have recorded a $18,687,312 charge to in-process research and development during the year ended December 31, 2001. The amount was determined by identifying the intranasal influenza vaccine project for which technological feasibility had not been established and for which no alternative future use existed. Under Canadian GAAP, acquired in-process research and development is being amortized over 16 years. As a result, during the year ended December 31, 2001, amortization would have decreased by $1,093,871, which would have resulted in a net increase in research and development expenses of $17,593,441. For the year ended December 31, 2002, amortization expense would have decreased by $1,466,523.

     The value of the project identified to be in process was determined by estimating the future cash flows from the project once commercially feasible, less estimated future cash flows required to bring the project to commercialization, and discounted the net cash flows back to their present value. The discount rate used was 34.5% for the project. The expected costs to bring the project to commercialization was based on an estimate of the timeline and cost associated with each of the steps of the regulatory process for the intra-nasal influenza vaccine to be used in adults and children. To determine the length of each of the steps, an independent valuator considered the length of clinical trials for other drugs and the experience of the valuator in the biotechnology field. IDBQ was in the process of conducting a phase I clinical trial on its adult influenza vaccine at the time of acquisition. In broad terms, the categories of costs include the cost of conducting all phases of clinical trials and BLA submission, plus research, development and manufacturing.

     Development of the technology remains a substantial risk to the Company due to factors including the remaining effort to achieve technological feasibility, obtaining regulatory approvals and competitive threats from other companies.

(h)  INVESTMENTS:

     Under Canadian GAAP, the Company reports short-term investments at the lower of cost and net realizable value, with changes going to the statement of operations and long-term investments under the cost method.

     Under US GAAP, the Company classifies its investments in debt and equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

     Trading and available-for-sale securities, which represent all debt securities and any equity securities that have readily determinable market values are recorded at fair value. Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts, which is consistent with the Canadian GAAP treatment. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of shareholders' equity in other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. At December 31, 2002, the fair value of the Company's available-for-sale equity securities with readily determinable market value exceeded its carrying value. Under US GAAP as at December 31, 2002, investments and other comprehensive income would have increased by $1,435,248 (2001 - nil).

     Consistent with Canadian GAAP, a decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend and interest income are recognized when earned.

     The Company classifies all debt securities reported as short-term investments as held-to-maturity. As such, there are no measurement differences between Canadian and US GAAP related to these securities.


                                                                             45.

ID BIOMEDICAL 2002 ANNUAL REPORT

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 22. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued:

     All other investments held by the Company are classified as available-for-sale securities.

     Details related to the Company's investment securities are as follows:

     -----------------------------------------------------------------------------------------
                                     2002                     2001                  2000
                            ---------------------   -----------------------   ----------------
                            Carrying         Fair     Carrying         Fair   Carrying    Fair
                               value        value        value        value      value   value
     -----------------------------------------------------------------------------------------
     Available-for-sale:
       Equity securities:
         With readily
           determinable
           market value     $844,752   $2,280,000   $4,640,619   $4,640,619   $      -   $   -
     -----------------------------------------------------------------------------------------


     -----------------------------------------------------------------------------------
                                                    2002            2001            2000
     -----------------------------------------------------------------------------------
     Held-to-maturity at carrying value:
       Commercial paper                      $ 8,221,022     $ 8,901,082     $10,981,525
       Government guaranteed securities       11,581,654      11,608,279      16,967,459
       Bankers acceptances                     2,282,682         575,454       5,982,987
     -----------------------------------------------------------------------------------

     All held-to-maturity securities are due within one year and the fair values approximate carrying value.

(i) The effects of the above differences between Canadian and United States generally accepted accounting principles are as follows:

     -------------------------------------------------------------------------------------------------------------
                                         Patent                          Acquired
                                            and                        in-process
                                      trademark          Medical     research and       All other            Total
     2002                                rights       Technology      development          assets           assets
     -------------------------------------------------------------------------------------------------------------
     Assets in accordance
       with Canadian
       generally accepted
       accounting principles
       as at December 31,
       2002                         $ 1,519,727     $ 12,680,383     $ 16,126,918     $32,919,961     $ 63,246,989

     United States generally
       accepted accounting
       principles adjustment
       (note 22(a), (f), (g)
       and (h))                      (1,519,727)     (12,680,383)     (16,126,918)      1,435,248      (28,891,780)
                                    ------------------------------------------------------------------------------
     Assets in accordance with
       United States generally
       accepted accounting
       principles as at
       December 31, 2002            $         -     $          -     $          -     $34,355,209     $ 34,355,209
                                    ------------------------------------------------------------------------------
                                    ------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------


46.

                                                             FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 22. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued:

     -------------------------------------------------------------------------------------------------------------
                                         Patent                          Acquired
                                            and                        in-process
                                      trademark          Medical     research and       All other            Total
     2001                                rights       Technology      development          assets           assets
     -------------------------------------------------------------------------------------------------------------
     Assets in accordance
       with Canadian
       generally accepted
       accounting principles
       as at December 31,
       2001                         $ 1,199,914     $ 13,115,888     $ 17,593,441     $43,722,894     $ 75,632,137

     United States generally
       accepted accounting
       principles adjustment
       (note 22(a), (f) and (g))     (1,199,914)     (13,115,888)     (17,593,441)              -      (31,909,243)
                                    ------------------------------------------------------------------------------
     Assets in accordance with
       United States generally
       accepted accounting
       principles as at
       December 31, 2001            $         -     $          -     $          -     $43,722,894     $ 43,722,894
                                    ------------------------------------------------------------------------------
                                    ------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------

     ---------------------------------------------------------------------------------------------------------
                                                                                          2002            2001
     ---------------------------------------------------------------------------------------------------------
     Shareholders' equity in accordance with Canadian generally accepted
       accounting principles                                                     $  51,282,780    $ 59,655,648
     Patent and trademark rights                                                    (1,519,727)     (1,199,914)
     Medical technology                                                            (12,680,383)    (13,115,888)
     Acquired in-process research and development                                  (16,126,918)    (17,593,441)
     Investments                                                                     1,435,248               -
                                                                                 -----------------------------
     Shareholders' equity in accordance with United States generally accepted
       accounting principles                                                     $  22,391,000    $ 27,746,405
                                                                                 -----------------------------
                                                                                 -----------------------------
     Shareholders' equity is comprised of:
       Share capital                                                             $ 121,815,089    $113,533,928
       Additional paid-in capital                                                    7,831,714       9,998,867
       Deferred stock compensation                                                    (141,341)       (714,297)
       Other comprehensive income                                                    1,435,248               -
       Accumulated deficit                                                        (108,549,710)    (95,072,093)
                                                                                 -----------------------------
                                                                                 $  22,391,000    $ 27,746,405
                                                                                 -----------------------------
                                                                                 -----------------------------
     ---------------------------------------------------------------------------------------------------------


                                                                             47.

ID BIOMEDICAL 2002 ANNUAL REPORT

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 22. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued:

     -------------------------------------------------------------------------------------------------------------
                                                                               2002            2001           2000
     -------------------------------------------------------------------------------------------------------------
     Net earnings (loss) in accordance with Canadian generally
       accepted accounting principles                                  $(14,486,876)   $(14,716,324)   $ 4,601,486
     Patent and trademark rights expenditures, net of accumulated
       amortization                                                        (319,813)       (605,677)       (13,180)
     Medical technology expenditures, net of accumulated
       amortization                                                         435,505      (2,817,414)       691,140
     Acquired in-process research and development                         1,466,523     (17,593,441)             -
     Stock option compensation costs                                       (572,956)     (1,267,671)    (2,936,160)
     Additional interest on convertible debentures                                -               -         43,643
                                                                       -------------------------------------------
     Net earnings (loss) in accordance with United States generally
       accepted accounting principles                                  $(13,477,617)   $(37,000,527)   $ 2,386,929
                                                                       -------------------------------------------
                                                                       -------------------------------------------
     Net earnings (loss) per share in accordance with United States generally accepted accounting principles:
         Basic                                                         $      (0.43)   $      (1.29)   $      0.10
         Diluted                                                              (0.43)          (1.29)          0.10
                                                                       -------------------------------------------
                                                                       -------------------------------------------
     -------------------------------------------------------------------------------------------------------------

(j)  RECENT UNITED STATES ACCOUNTING STANDARDS:

     During 2002, the Financial Accounting Standards Board ("FASB") has issued four new pronouncements. None of these new pronouncements are expected to have a material impact on the Company's financial statements.

     In addition, the FASB and Emerging Issues Task Force ("EITF") have issued a variety of interpretations including the following interpretations with wide applicability:

     o Financial Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Discount Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" which addresses disclosure and initial recognition and measurement provisions related to guarantees. The disclosure provisions became effective for periods ending after December 15, 2002. The initial recognition and measurement provisions apply to guarantees issued after December 31, 2002.

     o Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which addresses the consolidation of variable interest entities (formerly referred to as "Special-Purpose Entities"). The Interpretation is effective for interim or annual periods beginning after June 15, 2003.

     o The EITF reached a consensus on issue 00-21, "Revenue Arrangements with Multiple Deliverables". This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time. The EITF guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

     Although the Company has not completed its evaluation of the implications of EITF 00-21 on the Company's future financial statements, neither FIN 45 nor FIN 46 are expected to currently impact the Company's financial statements.


48.

CORPORATE INFORMATION

ID BIOMEDICAL CORPORATION
HEADQUARTERS
1510-800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
Telephone (604) 431-9314
Facsimile (604) 431-9378

ID BIOMEDICAL CORPORATION OF
WASHINGTON
19204 North Creek Parkway,
Suite 100
Bothell, Washington USA 98011
Telephone (425) 482-2601
Facsimile (425) 482-2502

ID BIOMEDICAL CORPORATION OF
QUEBEC
7150 Frederick Banting,
Suite 200
Ville St. Laurent, Quebec
Canada H4S 2A1
Telephone (514) 338-3883
Facsimile (514) 334-0606

ID BIOMEDICAL CORPORATION OF
MARYLAND
6996 Columbia Gateway Drive
Suite 103, Columbia MD 21046

AUDITORS
KPMG,LLP
777 Dunsmuir Street
Vancouver, British Columbia
Canada V7Y 1K3

LEGAL COUNSEL CANADA
Borden Ladner, Gervais LLP
1200 Waterfront Centre,
200 Burrard Street
Vancouver, British Columbia
Canada V7X 1T2

LEGAL COUNSEL UNITED STATES
Preston/Gates/Ellis LLP
701 Fifth Avenue, Suite 5000
Seattle, WA
98104-7078

DIRECTORS
Dr. Richard Bastiani
Daniel A. Carriere
Michel Greco
Dr. Anthony F. Holler
Richard H. McCoy
Todd R. Patrick
Jon S. Saxe
Dr. Brian
J. Underdown
Ian A. Webb

PATENT COUNSEL
Seed Intellectual Property Law
Group PLLC
701 Fifth Avenue, Suite 6300
Seattle, WA 98104-7078

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of
Canada
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3S9

TRADING INFORMATION
NASDAQ National Market
(symbol "IDBE")

The Toronto Stock Exchange
(symbol "IDB")

FOR INFORMATION CONTACT:
Dean Linden, Manager Corporate
Communications
Telephone (604) 431-9314
Facsimile (604) 431-9378
E-mail info@idbiomedical.com
www.idbiomedical.com

The information in this annual report contains so-called forward-looking statements. These include statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which it indicates by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes" and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the ability to successfully complete pre-clinical and clinical development of its products;
(ii) the ability to obtain and enforce timely patent and intellectual property protection for its technology and products; (iii) the ability to avoid, either by product design, licensing arrangement or otherwise, infringement of third parties' intellectual property; (iv) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing; (v) the ability to complete and maintain corporate alliances relating to the development and commercialization of its technology and product;
(vi) market acceptance of its technology and products; (vii) the ability to obtain sufficient financial resources; and (vii) the competitive environment and impact of technological change. There is no guarantee that the development path from Phase I to Phase II to Phase III and so on will be either linear or successful. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

Design: Core Associates Communication Design, Vancouver

                              [ID BIOMEDICAL LOGO]


         1510-800 West Pender Street    |     Telephone (604) 431-9314
         Vancouver, British Columbia    |     Facsimile (604) 431-9378
                      Canada V6C 2V6    |     info@idbiomedical.com


                              www.idbiomedical.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ID Biomedical Corporation


                                     By: /s/ Anthony Holler
                                         -------------------
                                     Anthony F. Holler, Chief Executive Officer

Date: April 30, 2003